NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

April 17, 2002

NOVAGOLD RESOURCES INC.
(the "Company")

ANNUAL INFORMATION FORM

- ii -

NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM
for its financial year ended November 30, 2001
containing information as at April 17, 2002

ITEM 1 INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at 127 Via de Tesoros, Los Gatos, California, USA 95032.

The Company has the following direct and indirect wholly owned subsidiaries:

(a)	Alaska Gold Company, which was incorporated under the laws of Delaware and holds certain property interests in Alaska;

(b)	NovaGold Resources Alaska, Inc., which was incorporated under the laws of Alaska and holds certain property interests in Alaska;

(c)	NovaGold (Bermuda) Alaska Limited , which was incorporated under the laws of Bermuda and is the holding company for Alaska Gold Company and NovaGold Resources Alaska, Inc.;

(d)	NovaGold Resources (Bermuda) Limited, which was incorporated under the laws of Bermuda and is a holding company for NovaGold (Bermuda) Alaska Limited; and

(e)	Murray Brook Resources Inc., which was incorporated under the laws of the Province of Ontario and holds the Murray Brook gold and silver deposit located in northern New Brunswick, Canada.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's subsidiaries.

All of the above companies are sometimes referred to together herein as the "Company". Unless indicated otherwise, all references to dollar amounts shall be Canadian dollars.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition and development of precious metal and construction aggregate properties in North America. Over the past four years, the Company has assembled a portfolio of nine mineral properties in Alaska and the Yukon Territory. Four of these properties are advanced stage exploration projects with defined gold resources. The remaining five properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. The Donlin Creek property is the Company's most advanced project and is entering the development stage.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Gold Property, Southwestern Alaska

Donlin Creek Project - Property Description and Title

The Donlin Creek property consists of 42 square miles (109 square kilometres) of privately owned patented Native land. The subsurface rights are owned by Calista Corporation, a regional native corporation, and the surface rights are owned by the Kuskokwim Corporation, a local village corporation. The surrounding lands are owned by the U.S. Bureau of Land Management and the State of Alaska.

On January 11, 1996, Calista Corporation entered into an exploration and lode mining lease with Placer Dome U.S. Inc. ("Placer Dome") effective May 1, 1995 ("Calista Lease"). The Calista Lease is in effect for 20 years and so long thereafter as mining operations are carried out on the Donlin Creek property. Under the terms of the Calista Lease, Calista Corporation leased to Placer Dome the Donlin Creek property together with all minerals except for common variety minerals such as sand and gravel. The terms of the Calista Lease required Placer Dome to carry out US$4,700,000 of exploration and development by May 1, 1999. The present work commitments under the Calista Lease are US$1,000,000 per year. The terms of the Calista Lease require payment of an annual net smelter return production royalty of the greater of 1.5% and US$500,000 from the commencement of production until the earlier of the expiry of five years or the payback of all pre-production expenses. Thereafter, the annual net smelter return production royalty is increased to the greater of 4.5% and US$500,000. An advance minimum royalty of US$200,000 is payable annually until a feasibility study is completed after which the advance minimum royalty increases to US$500,000 per annum.

Effective June 5, 1995 Placer Dome also entered into a surface use agreement with the Kuskokwim Corporation ("TKC") which gave Placer Dome the right to explore for and develop valuable minerals found pursuant to the Calista Lease. The surface use agreement with TKC requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee for any areas designated as exclusive use areas. The exclusive use fee is based on 10% of the fair market value of the exclusive use area. The fees payable are subject to an escalator adjustment based on the consumer price index on each fifth anniversary of the surface use agreement.

Effective July 14, 2001 the Company entered into an exploration and development option agreement with Placer Dome granting the Company the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10,000,000 within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. The Company is the manager and operator during this earn-in period. Upon completion of the earn-in, a joint venture between the Company and Placer Dome will be established and Placer Dome will have 90 days to decide on one of three options:

(a)	to continue to retain the 30% participating interest; or

(b)	to convert to a 5% net profits interest; or

(c)
to exercise a back in right to reacquire a 70% interest in the Donlin Creek property by expending three times that expended by the Company at the time the back-in right is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. The Company would contribute its share of costs after Placer Dome has expended three times the Company's initial earn-in expenditures. At the Company's election Placer Dome would finance the Company's share of costs until completion of a feasibility study, such loan to be repaid out of future mine proceeds.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in southwest Alaska approximately 12 miles (19 kilometres) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 15 mile (25 kilometres) long winter road accesses the property from the barge site at the town of Crooked Creek and is designated as an Alaska State Highway route and transportation corridor. The project has an all-season camp capable of housing up to 75 people and an adjacent 5,000 foot (1,500 meter) long airstrip that is capable of handling aircraft as large as C-130 Hercules with a 42,000 pound (19,050 kilogram) capacity - allowing efficient shipment of personnel, large equipment and supplies. The Donlin Creek property is directly serviced by commercial air services out of both Anchorage 280 miles (450 kilometres) to the east and Aniak 44 miles (70 kilometres) to the west. The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The Donlin Creek property has low topographic relief with elevations that range from 500 to 2100 feet (150 to 640 meters). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch, and larch. Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 16 inches (400 millimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures may fall to well below 0°F (-17°C).

Donlin Creek Project - Project History

Since 1988, over $37,000,000 has been invested into the Donlin Creek property by four different companies, namely Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome U.S. Inc. and the Company. Between 1995 and 2000, Placer Dome completed over $31,000,000 in exploration expenditures to advance the project toward a production decision. Since early 2001, the Company has invested an additional $3,000,000 into the Donlin Creek property to demonstrate the feasibility for a smaller, higher-grade gold mine that could be economically viable at today's gold price.

The Company's exploration work has consisted primarily of diamond core drilling and some minor trenching designed to demonstrate that a sufficient quantity of higher-grade gold material can be defined and put together in an economically viable gold deposit. The Company's exploration program so far has been very encouraging, indicating that the project may be economically viable if the hurdles of road and power infrastructure can be overcome.

Project Drill and Trench Work History Summary

Company	Year	Core	RC	Trench
Westgold	1988, 1989	404	10,423	13,525
Teck	1993	0	0	1,400
Placer Dome	1995-2000	87,383	11,909	8,493
NovaGold	2001	7,328	0	822
Total		95,115	22,332	24,240

Donlin Creek Project - Geological Setting

The Donlin Creek property lies within an area dominated by cretaceous age Kuskokwim sedimentary rocks. These sedimentary rocks consist primarily of lithic sandstone (greywacke), siltstone and shale. Late cretaceous to early tertiary granitic plutonic and volcanic rocks locally intrude the Kuskokwim sedimentary rocks. At Donlin Creek a series of these granitic intrusive rocks called rhyodacite occur over a 6 mile (10 kilometer) long area and are associated with the known gold mineralization. The main resource area occurs on the south end of the property where two different orientations of granitic intrusive bodies come together.

Donlin Creek Project - Alteration and Mineralization

Alteration includes large zones of illite-quartz-pyrite alteration within intrusive rocks and to a lesser degree within mineralized sedimentary rocks. Typically both matrix and feldspar phenocrysts are strongly altered to illite but kaolinite and illite + kaolinite also occur. This alteration grades outward into relatively weak interlayered chlorite/smectite and minor kaolinite and illite and carbonate alteration.

Gold mineralization at Donlin Creek is lithologically and structurally controlled. Mineralization is best developed in intrusive rocks with lesser mineralization in sedimentary rocks. Mineralization occurs as both disseminated zones and vein hosted quartz, carbonate and sulfide (pyrite, arsenopyrite, and stibnite). Native arsenic and realgar are also commonly observed.

The bulk of the gold occurs primarily in the lattice structure of fine-grained arsenopyrite (<20 microns in diameter). Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets/fracture fillings. Veinlets seldom exceed one centimetre in diameter and most fracture fills are just thin sulfide coatings on fracture surfaces.

Donlin Creek Project - Metallurgy

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach ("CIL") cyanidation recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90%-94% are achievable by using a grind size P80 60 µm followed by conventional sulfide flotation concentration, pressure oxidation of the concentrate and CIL cyanidation for gold recovery. Potential remains to further improve the overall gold recoveries through process optimization, which will be the focus of additional future metallurgical work.

Donlin Creek Project - Resource Estimate

In a report dated February, 2002, independent engineering firm, MRDI Canada, a division of AMEC E&C Services Limited of Vancouver ("MRDI") completed a resource estimate on the Donlin Creek property. This estimate incorporates all data obtained from the sampling and drilling programs on the project through November 2001.

The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples.

Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., MRDI's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. AMEC has completed a detailed technical report for this study which is available for review at www.sedar.com.

Donlin Creek updated resource estimates are as follows:

2.0 g/t cut off grade used in AMEC Economic Assessment Study

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	5.054	3.84	623,000
Indicated	68.917	3.49	7,732,000
Total M&I:	73.971	3.51	8,347,000

Inferred	92.433	3.66	10,877,000

3.5 g/t elevated cut off grade for first 5 years production schedule

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.225	5.36	383,000
Indicated	24.705	5.04	4,002,000
Total M&I:	26.930	5.06	4,385,000

Inferred	36.806	5.22	6,183,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.
Source: AMEC

Donlin Creek Project - Preliminary Economic Assessment Summary Results

In a report dated March, 2002, MRDI completed an independent preliminary economic assessment of the Donlin Creek property ("Preliminary Economic Assessment Report"). A number of development scenarios were reviewed as part of this study based on the current gold resource and metallurgical results. These envision a conventional open pit mine operation. In the process plant, the ore would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals. The sulfide concentrate would then be oxidized using pressure oxidation in an autoclave or bio-oxidation. The oxidized residue would then be leached in a cyanide solution and the gold recovered with activated carbon. The project would require substantial infrastructure, including tailings disposal, water supply, power generation, site accommodations and ancillary facilities. To access the site, an all-weather road to the Kuskokwim River would need to be constructed, where a barge dock and on-shore facilities would be built to support the mine.

In evaluating the Donlin Creek property, AMEC engineers used a base case scenario with the current measured, indicated and inferred resource using a two grams per tonne ("g/t") gold cut-off grade from a 20,000 tonne per day ("t/d") conventional open-pit mine operation.

Also assessed were two target scenarios that include the identification of an additional 21,500,000 tonnes of near surface mineralization grading greater than 4.08 g/t gold. The first target scenario used the same 20,000 t/d production level as the base case. The second target scenario used a reduced initial capital investment through a scaled production rate that starts at 8,000 t/d and expands to 20,000 t/d by the end of the third year of production.

The preliminary assessment was completed under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC, an independent Qualified Person as defined by National Instrument 43-101. AMEC has completed a detailed technical report for this study which is available for review at www.sedar.com.

Project Economic Parameter Summary

		Base Case	Scenario 1	Scenario 2
Plant throughput	t/d	20k	20k	8k to 20k
Mine Life	Yrs	14	17	18
Ore Tonnage	Mt	95.9	117.4	117.5
Initial five years average grade	g/t	4.90	5.20	5.29
Grade (life of mine)	g/t	3.78	3.83	3.83
Initial five years average annual	Oz/yr	1,056,000	1,133,000	743,000
gold production
Total recovered gold	oz	10,368,000	13,150,000	13,306,000
Initial five years gold recovery	%	91.8%	92.9%	93.6%
Gold recovery (life of mine)%		89.0%	90.8%	91.9%
Strip ratio		5.9	5.7	5.0
Cut-off grade	g/t	2.0	2.0	2.0
Initial capital cost (millions)		$522.5M	525.0M	328.3M
15% contingency (millions)		$79.6M	80.0M	49.8M
Total (millions)		$602.1M	604.9M	378.2M
Operating Cost ($/t milled)
Mining	$/t	3.88	3.99	3.98
Processing	$/t	9.37	9.37	9.56
G&A	$/t	4.19	4.19	4.40
Total	$/t	17.44	17.55	17.94
Cash operating cost	$/oz	166.57	161,90	163.63
Total cash cost	$/oz	175.48	172,87	177.52
Total production cost	$/oz	241.87	226.00	230.28

Note: The Scenario 2 expansion case requires an additional $177,000,000 capital expenditure over Years 2 & 3 to expand the mill rate from 8,000 t/d to 20,000 t/d. Source: AMEC.

Donlin Creek Project - Financial Analysis

The Preliminary Economic Assessment Report indicates that the Donlin Creek property could generate a pre-tax rate of return in the range of 15.6% to 25.3%, based on gold prices ranging from $300 to $350 and on evaluation of the capital costs, operating and processing costs, taxes and royalties for the project. The improvement in the project economics over previous studies is primarily due to the increased overall size and grade of the gold resource outlined by the Company's 2001 exploration program. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price followed by changes to the operating costs and then to changes in capital costs.

Financial Analysis and Gold Price Sensitivity

			Base Case	Scenario 1	Scenario 2
Gold Price
$300	Pre-tax DCFROR*	%	15.6%	19.5%	14.7%
	After-tax DCFROR	%	10.7%	14.3%	10.2%
	Net Present Value (0%)		$401 .9 M	681.1M	595.6M
	Net Present Value (5%)		$164.7M	326.2M	209.4M
	Payback Period	Yrs	5.2	4.7	7.4
$325	Pre-tax DCFROR		20.6%	24.2%	18.3%
	After-tax DCFROR		14.7%	17.6%	13.0%
	Net Present Value (0%)		$579.3M	884.1M	794.0M
	Net Present Value (5%)		$291.3M	461.8M	332.9M
	Payback Period	Yrs	4.4	4.1	6.5
$350	Pre-tax DCFROR		25.3%	28.7%	21.6%
	After-tax DCFROR		17.9%	20.6%	15.3%
	Net Present Value (0%)		$738.7M	1,082.6M	976.4M
	Net Present Value (5%)		$403.7M	594.7M	446.3M
	Payback Period	Yrs	3.8	3.6	5.9

Note: * DCFROR = Discounted Cash Flow Rate of Return Source: AMEC

Donlin Creek Project - Project Development Scenario

Mining

The following outlines the current scale of the mining operation that is envisioned in the Preliminary Economic Assessment Report. The project would have at least 14 years of mine life with an average grade of approximately 5 grams per tonne (g/t) (0.15 oz/t) for the first five years. Mining would be between 8,000 and 20,000 tonnes of ore per day (t/d).

The mine would operate as a conventional open pit operation. The total material mined will range between 40,000 and 120,000 t/d (15,000,000 and 45,000,000 tonnes per year) and produce between 743,000 to 1,100,000 ounces of gold per year. The unmineralized rock material would be placed adjacent to the tailings dam.

The size of the equipment fleet and capacity of the individual units will vary depending upon the throughput rate. It will likely include two or three blasthole drills, a hydraulic shovel with bucket capacity in the 15 m3 to 25 m3 range, two wheel loaders (10 m3 or 20 m3), eight to twelve haulage trucks (140 to 180 tonne capacity), and support equipment such as wheel dozers, bulldozers and motor graders.

The mine operations will require a fairly large contingent of employees, including experienced equipment operators and heavy duty mechanics, operator trainees and mechanic apprentices, engineers, geologists and other technical support staff. Depending on the scenario chosen, the Preliminary Economic Assessment Report contemplates the total staffing, based on a two week in, one week out rotation to be between 110 and 140 people.

Ore Processing

The current scenarios focus on developing the shallower and higher-grade ore zones first to keep mining and initial capital costs economic. In the expansion scenario, the objective would be to scale up the project after the first few years of operation to increase production through the development of deeper mineralized material.

Ore from the mining operation would be dumped from the haul trucks into a primary crusher near the process plant and then conveyed to the mill. The ore would then be finely ground and the gold bearing sulfide minerals would be separated from the rock material by flotation into a concentrate. The sulfide concentrate would then be oxidized using pressure-oxidation in an autoclave. The autoclave residue would then be leached with cyanide in a conventional carbon-in-leach system. The gold-cyanide solution would then be fed into a series of electro-winning cells, where the gold would be recovered onto stainless steel wool. The cyanide would be destroyed and the process water recycled back into the system for re-use. The gold-impregnated steel wool will then be fed to a standard induction furnace to produce gold doré bullion on site. In addition, to support the pressure-oxidation process, a separate oxygen plant would be required and would likely be operated by an independent contractor.

A possible alternative scenario to be considered would be to ship the gold bearing sulfide concentrate to an off-site smelter. This has the advantage of reducing the initial capital costs, but results in a higher per ounce processing cost due to shipping and smelter charges.

With the exception of the primary crusher, leach and neutralization tanks and thickeners, the grinding, flotation, autoclave and refinery facilities will be fully contained within an enclosed and heated process building. The plant facilities would require substantial support infrastructure, including tailings disposal, water supply, power generation, oxygen plant, laboratory, site accommodations and ancillary facilities.

Infrastructure

The Donlin Creek mine will require substantial infrastructure to support its operation. As this site is located in an undeveloped area of Alaska, most of this infrastructure will have to be constructed as part of the mine's development. The infrastructure can be split into two main areas: transportation and on-site.

The Kuskokwim River would serve as the main transportation artery. Supplies would be barged up the river to a marine facility near the village of Crooked Creek. This site would have a barge dock and the onshore facilities would include a large lay-down yard and sufficient fuel storage for operations. Access to the marine facility would be with a 15 mile (25 kilometre) all-season road within the currently designated access corridor that parallels Crooked Creek. This enhanced marine facility could also be used to support the requirements of the village of Crooked Creek. Aircraft will provide secondary transportation support for personnel rotations, emergency airlifts, and supply of perishable foodstuffs.

A compact site layout plan that incorporates all the infrastructure necessary to support a major mine development, including tailings disposal, airstrip, electrical power generating plant, water supply, fuel storage, and accommodations for the operations staff has been designed. These facilities would be constructed along a ridge located south of the deposits. The tailings impoundment facility would be located east of the mine and would have a very large capacity that could accommodate future expansion.

Power for the operation is likely to be a combination of on-site diesel generation and integration into a regional power grid. On-site diesel is common at other remote mines, such as Red Dog, and employs a well-known and reliable technology. Based on the size range of the process plant throughput, it is expected the power plant capacity to range between 25 megawatts and 15 megawatts. The units would incorporate heat recovery from the engine jackets and the exhaust stacks; this recovered energy would be used to heat the site buildings. The fuel storage tanks would be located near the power plant. For both the base case 20,000 t/d and expansion scenario power generation for the project would be anticipated to be integrated into a regional power network. Future mine expansion or initial higher tonnage start-up would likely hinge on additional power generation capacity being developed in the region and transported to the mine.

Donlin Creek Project - Conclusion and Recommendations from Preliminary Economic Assessment Report

Conclusions of the Preliminary Economic Assessment Report for the Donlin Creek project confirm that the Donlin Creek property contains a substantial resource that, with additional exploration and concept development, may be developed into a major new gold producer.

The drilling completed by the Company and the reinterpretation of the geology of the deposits has improved the size and grade, and thus the value of the project from previous assessments. The study demonstrates the positive impact of the near surface, high-grade deposits. Continued exploration success should add additional value to the project.

While significant metallurgical testwork has been completed, there are a number of opportunities to enhance the operation of the process plant. These include evaluating means of enhancing gold recovery from sediment-hosted mineralization and optimizing the grind size, flotation recovery, leaching recovering continuum. The Preliminary Economic Assessment Report also recommends further examination of shipping a high-grade gold concentrate for off-site treatment. This would dramatically reduce capital costs and may reduce total operating costs.

The Preliminary Economic Assessment Report recommends that further work investigate the use of low-cost bio-oxidation heap leaching that could result in recovery of gold from in-pit below cut-off low grade resources (0.5 to 2.0 g/t), potentially increasing the overall recoverable in-pit resources by several million ounces.

Donlin Creek Project - Preliminary Feasibility Study and Future Work

The completion of the engineering work by MRDI as part of the Preliminary Economic Assessment Report has helped define the capital and operating cost parameters and scale of the operation, and thereby will direct the preliminary feasibility study that will include additional detailed engineering work, permitting and delineation drilling. The preliminary feasibility exploration and engineering work is anticipated to begin in spring 2002 and the results complete by late 2002. The total expenditures for the preliminary feasibility program work are anticipated to be not less than US$7,000,000.

Rock Creek Gold Project, Nome Alaska

Rock Creek Project - Property Description and Title

The Rock Creek Project lies seven miles to the north of the city of Nome, Alaska, on a State maintained road system. The project occurs on a combination of patented mining claims and leased lands. The patented mining claims are owned 100% by Alaska Gold Company, a wholly owned subsidiary of the Company and consist of 313 mineral surveys made up of one or more patented claims covering approximately 14,000 acres. This property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. The remainder of the Rock Creek Project consists of mining claims owned by Bering Straits Native Corporation ("BSNC") (mineral estate lands) and Sitnasuak Village Corporation ("Sitnasuak") (surface rights). The BSNC lands have been leased to Golden Glacier, Inc. which in turn has granted the Company's wholly owned subsidiary, NovaGold Resources Alaska Inc., the right to explore and develop these lands. The known resource at Rock Creek lies within land owned approximately 66% by Alaska Gold Company with the remainder within the BSNC lands.

On April 27, 1999, the Company acquired 100% of the outstanding shares of the Alaska Gold Company from Mueller Industries, Inc., of Memphis, Tennessee ("Mueller"), for a total purchase price of US$5,500,000. The core assets of Alaska Gold Company were comprised of approximately 14,000 acres of patented mining claims in the Nome mining district, including the Rock Creek Gold project. US$3,000,000 of the purchase price was paid on closing; US$1,500,000 by the issuance of an unsecured promissory note bearing interest at the rate of 8% and due December 15, 1999, and the balance of US$1,000,000 by a 10% production royalty on future Alaska Gold placer gold production which royalty was convertible to common shares of the Company. The promissory note was convertible at the option of the Company into 4,064,433 common shares, which conversion right the Company exercised. On February 18, 2002, Mueller exercised its option to convert its royalty to 319,543 common shares of the Company.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from BSNC to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If the Company exercises its option, the Company will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing the Company must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. The Company is required to pay advance minimum royalties of $100,000 during each year of the sublease.

On February 18, 2002, the Company entered into a letter of agreement with TNR Resources Ltd. where TNR Resources Ltd. was granted the right to earn up to a 49.9% interest in the Company's interest in the Rock Creek property by investing US $10,000,000 by December 2004. After the earn-in, the Company and TNR Resources Ltd. would fund ongoing exploration and development in accordance with their respective retained interests. The letter of agreement contemplates that the parties will enter into a formal joint venture agreement and TNR Resources Ltd. will issue the Company 500,000 TNR Resources Ltd. common shares upon acceptance of the joint venture agreement by the Canadian Venture Exchange.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round. The property has almost unlimited potential for stockpiles, processing and other facility sitings.

Rock Creek Project - Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be cambrian to devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during mid-Jurassic, having a minimum Argon/Argon (Ar/Ar) age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to be formed during that event.

Rock Creek Project - Mineralization

Mineralizing events probably occurred episodically during uplift under an environment of decreasing pressure and temperature. In general, the arsenic, albite, and carbonate component of the gangue mineralogy decreases through time and the quartz and antimony content increases through time. The host structures become increasingly brittle.

Three styles of mineralization are characterized:

(a)	Replacement Bodies: Albite, Quartz, arsenopyrite, dolomite, and minor galena.
(b)	Tension Veins: Quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(c)	Shear hosted veins: Quartz veins with pyrite and lead sulfosalts.

Replacement Bodies

There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulfides.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of meters wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins

The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three meters wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Rock Creek Project - Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops where original bedding can be observed often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range event. Foliation developed during the greenschist event is subhorizontal.

Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River.

High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 meters (300 feet) and a lateral extent of 300 or more meters (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the shear zone, which is up to 30 meters (90 feet) wide. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed.

Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

Rock Creek Project - Previous Work

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter.

Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted (see Table below).

An independent technical report for the project was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Rock Creek District Exploration History

Year	Company	Work	Drilling (m)	Comments
1986	Aspen	Discovery		Placer miner reports
		3 rotary holes	<100	put district land package together

	Placer
1987-89	Dome	Detailed drilling on 400' line spacing
		Core (mostly Nx)	3,740	Often 40-60% core recovery
		Rotary	11,169	Under-powered air compressor
		Bulk sample
		Metallurgical testwork
1990	Tenneco	District soil sample program
		Small core program	1,134
1993	Newmont	Core	1,678
		Rotary	2,495
		Metallurgical testwork
1994-96	Kennecott	Core	5,269
		Rotary	7,931
		Rotary soil sampling
1996	Alaska Gold	Small drill program
	Coastech	Metallurgical testwork		Fine grind and floatation
	IMC	Resource estimate
	IMC	Engineering design work
1999-00	NovaGold	Rotary	2,886	High-powered Compressor
		Metallurgical testwork
		Resource Estimate

Rock Creek Project - 1999 and 2000 Exploration Program

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes were completed for metallurgical testwork, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of +3 g/t gold mineralization. A total of 437.4 meters was drilled in 1999.

In 2000, 30 additional drill holes totally 2,448.6 meters were completed. All 1999 and 2000 drilling was reverse circulation drilling above the water table using a 5½ inch (13 centimetres) diameter hammer or tri-cone drill bit. Sampling is done on each five foot (1.52 metre) interval and employs strict sample protocols to ensure adequate sample size and quality. The Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, more than enough air-lift for complete sample recovery. The Company also had a geologist on the rig full time to insure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by the Company with oversight provided by Phillip St. George, Vice-President of Exploration for the Company. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

Rock Creek Deposit Drill Summary

	Core	Rotary
NovaGold	0	2,886
Kennecott	3,653	2,024
Newmont	321	0
Placer Dome	3,616	6,113
Total	7,590	11,023

Rock Creek Project - Resource Estimate

The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) that was reported March 14, 2000 by the Company. The estimate was completed by Phil St. George, Vice-President of Exploration for the Company and Robert Prevost, Senior Geologist for the Company, both of whom are Qualified Persons as defined by National Instrument 43-101. These historical resource calculations comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. The estimate was completed using 7,677 samples averaging two meters in width utilizing Medsystem. Geologic boundaries for the resource estimate were developed for the higher-grade portions of the Albion Shear and for the quartz-muscovite schist (QMS) host rock. Geologic modeling work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Kriging was constrained using a narrow (10 metre) near vertical search ellipse with large (100 metre) vertical and horizontal axis. The preliminary economics using a 75 metre-search distance indicate a one-gram cut-off is the most likely pit design cut-off.

The Rock Creek project gold resource estimates are as follows:

1.0 g/t cut off grade

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	3.043	2.79	273,000
Indicated	3.374	2.69	282,000
Total M&I:	6.417	2.74	555,000

Inferred	2.944	2.78	303,000
Saddle:
Inferred	3.629	2.23	260,000
Total Inferred	6.573	2.48	563,000

After completion of the block model using Medsystem software a preliminary open-pit model was developed for the currently defined gold resource. The block model is made up of 5 metre high by 5 metre long by 2.5 metre wide blocks and initial results indicate that with a 1-g/t cut-off the project would have a modest strip ratio of 3.2:1.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests at McClelland Laboratories, Inc. of Reno, Nevada. The two main ore types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

The Company is planning to initiate an independent preliminary economic assessment study on the Rock Creek project to help define the potential capital and operating cost parameters and scale of the operation of a 3,000 to 5,000 tonne per day open-pit mining operation that could possibly produce between 100,000 and 160,000 ounces per year. That study would include additional detailed engineering work and delineation drilling. The preliminary economic assessment study is anticipated to begin by the summer of 2002 and the results to be complete by late 2002. Total expenditures are anticipated to be US$1,000,000 to be funded by TNR Resources Ltd. under the joint venture between TNR Resources Ltd. and the Company.

Shotgun Gold Project, Southwestern, Alaska

Shotgun Project - Property Description and Title

The Shotgun gold prospect is located in the southern Kuskokwim Mountains of southwestern Alaska within the Kuskokwim Mineral Belt south of the Donlin Creek deposit. The property is 100% owned by the Company and consists of 57 Alaska State mining claims covering 922 hectares (2,280 acres). Nineteen of the core claims are subject to a 5% net proceeds interest (NPI) held by Cominco American Inc., a subsidiary of Teck Cominco Inc.("Cominco").

Pursuant to an agreement of purchase and sale dated April 30, 1998, the Company acquired a 49.07% interest in the 19 original Mose claims that comprised the Shotgun property and other claims from Enstar Corporation at a total cost of US$900,000. The remaining 50.93% in the Mose claim group was held by Cominco. In 1998, NovaGold staked an additional 38 claims surrounding the original Mose claims expanding the property to 57 claims. Pursuant to an agreement dated May 8, 2001, the Company acquired the remaining 50.93% interest in the original 19 Mose claims on the Shotgun property from Cominco, and conveyed a 5% net profits interests on production from those 19 claims to Cominco.

On February 18, 2002, the Company entered into a letter of agreement with TNR Resources Ltd. where TNR Resources Ltd. was granted the right to earn up to a 50% interest in the Shotgun group of claims by spending US$3,000,000 on exploration by December 2005. TNR Resources Ltd. must complete exploration expenditures of US$500,000 in 2002, US$750,000 in 2003, $750,000 in 2004, and US$1,000,000 in 2005 and issue 250,000 TNR Resources Ltd. common shares to the Company each year of the option. TNR Resources Ltd. can earn an additional 20% by expending an additional US$6,000,000 by December 2008 with a US$2,000,000 annual work commitment, at which time the Company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8,000,000 on project development within three years. If the Company elects not to exercise its one-time back-in option, TNR Resources Ltd. will issue an additional $1,000,000 worth of shares to the Company. The letter of agreement contemplates that the parties will enter into a formal option agreement which is presently being negotiated.

Shotgun Project - Accessibility and Climate

The village of Koliganek is located 56 miles (90 kilometres) to the southeast of the Shotgun group of claims on the Nushagak River and has scheduled air taxi service and barge service. An airstrip and staging area for freight and fuel is located south of the camp. Access to the property is via helicopter. Heavy equipment can be brought into the area via winter roads from Koliganek or from barge sites on the Nushagak or Kuskokwim Rivers. There are no permanent camp facilities at the Shotgun prospect.

The Shotgun property area is mostly devoid of vegetation, consisting primary of talus covered ridges and U-shaped valleys, ranging in elevation from 1000 feet (300 metres) to 3900 feet (1,200 metres). Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 20 inches (50 centimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures may fall to well below 0°F (-17°C).

Shotgun Project - Geological Setting

The region where the Shotgun claims are located is underlain by the cretaceous Kuskokwim group flysch sequence of alternating shale, siltstone and greywacke. The Kuskokwim group sediments have been intruded by late cretaceous to tertiary, felsic to mafic plutonic and volcanic units. Rhyolite dike swarms dated from 57-68 Ma are associated with both the lode and placer deposits of the Kuskokwim gold belt such as the Donlin Creek deposit. In the Shotgun area, gold is also associated with quartz-feldspar-biotite rhyolite porphyry that intrudes hornfelsed cretaceous Kuskokwim mudstone, siltstone and sandstone. The Shotgun rhyolite porphyry is similar in age to the other intrusive related gold bearing systems in the Kuskokwim gold belt.

The Shotgun Hills are cored by a 20 square mile (50 square kilometer) equigranular granodiorite to granite composition pluton dated at 67 Ma that intrudes the Kuskokwim group sediments. Numerous smaller granodioritic to granitic bodies occur peripheral to the pluton. Several subparallel, right-lateral, strike-slip faults are mapped in the general area.

Shotgun Project - Alteration and Mineralization

Alteration and mineralization is centered within a granitic rhyolite porphyry intrusion and continues out into adjacent hornfelsed sediments. The rhyolite porphyry is variably altered and mineralized. Alteration includes large areas of intense quartz stockwork veining (>50%) varying to areas with little to no quartz or sericite. Sulfide mineralization averages <2% but locally may be up to 5%. Gold values correlate most closely with strong quartz veining and generally gold is >1 g/t in areas of >50% quartz. These strongly altered and mineralized areas are spatially associated with a magmatic breccia of similar composition to the main rhyolite porphyry mass. The majority of the clasts are quartz veined rhyolite. The rhyolite fragments and the igneous matrix are so close in composition and texture that clast boundaries are difficult to identify. Quartz veins at the boundary of the clasts are commonly the only identifiable boundary of the clast. Locally large areas of hornfels are also brecciated which include clasts of hornfels and rhyolite supported within by a rock flour matrix.

Alteration minerals include: quartz veining (up to 90%), clays, albite, sericite and secondary biotite. Associated primary metallic minerals include: arsenopyrite, chalcopyrite, covellite, chalcocite, native copper, molybdenite, sphalerite and galena. Surface oxidation is minor and is confined to structures and more permeable zones but scorodite, malachite, azurite, native copper and other supergene minerals are noted at surface. The wide range of primary copper species probably indicates a lack of available sulfur within the mineralizing system.

Shotgun Project - Exploration History

The Shotgun deposit was first identified in 1983 during a regional exploration program focused on gold and tin. Grid rock sampling and mapping that year identified a large area of >500 ppb gold. In 1984, a shallow (<65 meters) four hole drill program tested an area of >1,000 ppb gold in rock chips. In 1988, a second drill program was designed to test this area of >1000 ppb gold at greater depth. Difficult drilling conditions and budget constraints prevented completion of the planned drill tests. Though recovery was poor, the results of the two drill programs demonstrated a widespread area of porphyry related mineralization averaging 1.2 g/t gold. In 1997, a property wide aeromagnetic survey was flown over the property.

In 1998, the Company drilled a total of 10,000 feet (3,300 metres) of HQ diamond drilling in 19 holes with two helicopter supported drill rigs. The core was logged, halved, and sampled at intervals of one to two metres. Analyses included gold plus a broad geochemical ICP suite.

An independent technical report for the project was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Shotgun Project - Resource Estimate

On October 21, 1998, the results of an internal resource estimate for the Shotgun deposit were disclosed by the Company. The inferred resource was estimated by Qualified Persons, Phillip St. George and Robert Prevost. The resources were based on the drilling completed from 1984 to 1998, using Medsystem Software. The resource estimate was constrained by the interpreted rhyolite-hornfels contacts. Approximately 90,000 5x5x10m blocks make up the model. The table below summarizes the tonnes and grade of this initial model.

Inferred Resource Category Tonnage and Grade Estimate

Au Cutoff (g/t)	Tonnes	Grade (g/t)	Total Grams of Au	Total Ounces of Au
0.50	32,765,175	0.93	30,471,613	979,662
0.75	16,553,025	1.27	21,022,342	675,889
1.00	11,646,450	1.44	16,770,888	539,201

Material grading 3 g/t to 4 g/t gold is located at the upper levels of the deposit in a favorable setting for open pit mining. Initial calculations indicated a low strip ratio of 1:1 at a one-gram per tonne cut-off. Initial metallurgical tests indicate good cyanide recoveries in excess of 93%. The system is open to the west, north and at depth. A detailed ground magnetic survey in conjunction with an airborne survey has defined several other porphyry targets. No drilling has yet been completed on these new target areas or on the surrounding gold anomalies and other prospects in the area.

Shotgun Project - Future Work

A three part program is planned for the Shotgun project in 2002. This program will likely include: (a) an initial airborne and ground based geophysical survey to identify new prospective areas for exploration; (b) a significant step-out and infill drill program on the northern and western extensions of the previously drilled areas; and (c) reconnaissance prospecting over the areas identified the geophysical surveys as prospective. The total program is anticipated to cost in excess of US$500,000 to be funded and managed by TNR Resources Ltd. pursuant to its right to earn an interest in the Shotgun property as described above.

Nome Gold/Gravel Project, Nome, Alaska

Nome Gold Project - Property Description and Location

The Nome Gold/Gravel Project is located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Rock Creek Project, a lode gold deposit. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. The property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. As discussed in the previous section, the property was acquired in 1999, when the Company purchased the Alaska Gold Company from Mueller Industries, Inc. for US$5,500,000.

The following section discusses the development history and geology of the surficial gold and gravel deposits on the patented mining claims that surround the city of Nome to the northeast, north and northwest. These claims are legally described by mineral surveys and are wholly or partially owned by Alaska Gold Company, a wholly owned subsidiary of the Company. Legal surveys were part of the patent process. These mineral surveys are fee simple and have no annual requirements. A portion of the claims lie within Nome City limits and has city taxes imposed which have been approximately $34,000 per year.

The Company's primary interest in the property is for the potential to develop the remaining historically defined in ground gold and gravel resource on the property.

An independent technical report for the project was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Nome Gold Project - Accessibility, Climate, and Physiography

The historically defined Nome Gold placer gold resources lie on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 meters (300 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations have taken place year round. The property has almost unlimited potential for stockpiles, processing and other facility sitings.

Nome Gold Project - Placer Gold History

Gold was discovered in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom. Production of more then $3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900. Buried beach deposits, including the Third Beach, were discovered in 1904. The first dredge was built in 1905 and by 1917 more then twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company ("Hammon") started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges. This coincided with the first cold water thawing process. In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon. Churn drilling commenced in the mid-1920s for a prospecting and reserve delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M declared bankruptcy in 1972 and was taken over by Sharon Steel during bankruptcy proceedings and renamed the Alaska Gold Company. Sharon Steel was later incorporated into Mueller Industries, Inc. In 1999, the Company purchased the Alaska Gold Company from Mueller Industries, Inc.

Nome Gold Project - Placer Gold Geology and Mineralization

Placer gold is widely distributed throughout the Nome district. Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process.

Nome Gold Project - Exploration and Mining History

The Company has not conducted any new exploration work since acquiring the Nome property in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 up until the late 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet (30-60 metres) along drill lines. Drill lines were typically spaced at 400 feet (120 metres) for exploration, 200 feet (60 metres) for resource delineation and 100 feet (30 metres) for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

Nome Gold Project - Placer Gold Mineral Resource Estimate

An historical resource estimate was made for the placer gold resources by Norm Johnson, mining engineer, Alaska Gold Company, a Qualified Person as defined by National Instrument 43-101. This historical mineral resource estimate was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in BLM Technical Bulletin #4, Placer Examinations, and based on over 70 years of continuous recorded mining results on the property that produced over 4,000,000 ounces of gold.

Nome Gold Project - Historical Placer Gold Mineral Resource Summary

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	48.802	0.31	484,000
Indicated	90.259	0.24	688,000
Total M&I:	139.061	0.26	1,172,000

Inferred	156.479	0.21	1,066,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

In addition to defining a placer gold resource the 10,000 drill holes on the property defined a total sand and gravel aggregate resource containing 1,133,792,000 tonnes of material. This sand and gravel aggregate material is broken down as follows:

¾" gravel aggregate (current stockpiles)	26,132,000 tonnes
Aggregate in defined gold resource areas	260,538,000 tonnes
Aggregate outside of defined gold resource areas	847,122,000 tonnes
Total Sand and Gravel Material	1,113,792,000 tonnes

Nome Gold Project - Future Work

The Company is currently looking at options to re-start production of a co-product gravel and gold operation in the future. An independent preliminary economic assessment study is planned to begin in 2002 for the Nome Gold/Gravel project to help define the potential capital, operating cost, and transportation cost parameters for a large scale aggregate and gold operation. The estimated total expenditures for the preliminary assessment study are approximately $150,000.

Nome Revenue Generating Operations, Nome, Alaska

Nome Operations -Description and Location

The Alaska Gold Company operations, wholly owned by the Company, are located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Nome Gold/Gravel Project. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. These lands are fee simple lands that include surface and subsurface rights. As discussed above, the Company acquired a 100% interest in the properties and on-going operations of the Alaska Gold Company from Mueller Industries, Inc. in 1999.

Nome Revenue Generating Operations

The Nome Operations of the Company generate revenues for the Company through the sale of sand and gravel aggregates, gold royalties, land leases and land sales. In 2001, the Company generated $2,824.024 from these operations and $2,856,551 in 2000. These revenues were comprised of $2,167,102 from land sales in 2001 as compared to $2,213,551 in 2000. In 2001, the Company also generated gravel sales of $259,816 as compared to $381,929 in 2000. Placer gold production and royalties increased to $115,271 from $79,131 in 2000. Other revenue including property leases and building rentals totalled $281,835 in 2001 as compared to $181,940 in the prior year.

Land Sales

In 2000, the Company developed a comprehensive land management plan to identify and classify the various properties based on resource and development potential. The main purpose of the land management plan was to determine which properties where strategic mineral properties core to the Company's exploration business plan and which properties could be divested to create a positive cash flow for the Company.

Land values in Nome for residential land average approximately $150,000 per acre or $3.40 per square foot and larger blocks of undeveloped commercial land is valued at approximately $80,000 per acre. In 2000 and 2001 approximately 50.5 acres of land were sold as commercial and residential real estate for an average realized price of $2.50 per square foot. These land sales are on-going and the Company anticipates significantly increased land sales in 2002 due to the Nome airport expansion project.

Sand and Gravel Construction Aggregate Sales

In addition to the lands, approximately 26 million tonnes of sand and gravel material is being sold from existing stockpiles on the property that were a bi-product of the historic gold mining. This construction aggregate material is used locally and exported for use throughout western Alaska by barge shipment from the Port of Nome. The primary products include sand, washed sand, ¾" gravel, 6" minus or pit run gravel. A majority of these sand and gravel aggregate resources are located between one-half and three miles from the port. Currently, the Company receives a royalty interest on a per tonne or cubic yard basis. 2001 rates were US $2.50 per yard for sand and washed gravel and US $2.00 for tailings/pit run.

The majority of the sand and gravel aggregates went to road and airport projects funded by the Alaska Department of Transportation & Public Facilities. Over the past three years the Company has sold an average of 120,000 cubic yards of construction aggregates per year. The majority are used locally while about one-third are transported by barge to construction projects located throughout the region.

In 2002, the City of Nome is expected to put to bid a US$39 million port improvement project that would expand the existing port and create a second break wall. The project is expected to begin construction in 2003 with bids to be accepted in the summer of 2002. Armor rock and other fill material will likely make up a significant portion of the project cost.

Gold Production Royalties

The Company has leased land for placer mining to five mining companies. These companies are actively mining on these leases and pay a 5% to 10% net royalty to the Company on annual production. The lease holders are all required to post a reclamation bond on the land under production. Placer gold production royalties generated $115,271 in 2001 and $79,131 in 2000.

Alaska Early Stage Exploration Properties

North Donlin, Alaska

Pursuant to an exploration and development option agreement, dated December 1, 1998 with Placer Dome U.S. Inc. ("Placer Dome"), the Company can earn a 100% interest in the North Donlin claim group that adjoins the Donlin Creek property described above. The claim group is comprised of 52 Alaska State claims covering 2080 acres (842 hectares). The claims are in good standing with no assessment work required in 2002.

The Company may earn an undivided 100% of Placer Dome's interest in the property by expending a total of US$200,000 on exploration and development costs on the property prior to December 1, 2003. Upon earning its 100% interest in the property, the Company shall grant to Placer Dome a 5% net profits interest in the property. Subsequent to acquisition of a 100% interest, the Company is required to incur within 10 years an additional US$5,000,000 in exploration and development costs on the property to maintain its 100% interest. In the event that the Company incurs the additional expenditures of US$5,000,000, Placer Dome will have a period of 90 days to elect to convert its 5% net profits interest to a 51% participating interest by paying to the Company, an amount equal to the property expenditures incurred by the Company in excess of an initial US$200,000.

An airborne geophysical survey completed over the project identified a large aeromagnetic target. An initial follow-up surface geochemical survey was also completed. Additional target evaluation work is planned for the project in 2002 as part of the Donlin Creek program.

Caribou, Alaska

The Caribou property is located 25 miles (40 kilometres) northwest of the Teck-Cominco/Sumitomo Pogo gold deposit that is currently in the final stages of development prior to mining. The Caribou property consists of a total of 303 Alaska State claims covering 12,120 acres (4905 hectares). The Company owns a 100% interest in 91 of these claims.

Pursuant to a lease effective January 1, 1999, as amended April 9, 2000, and February 13, 2001 Richardson leased to the Company 90 of the State unpatented mining claims covering 3600 acres (1467 hectares) comprising the Caribou project with the right to purchase the mining claims. The initial term of the lease was one year with an option to extend the term for nine one-year periods following expiration of the initial term. The Company paid annual rent of $25,000 in 2001 and $50,000 in 2002. From 2003 to 2008, the Company must pay to Richardson an annual rent of $100,000. Under the terms of the lease, the Company has the sole and exclusive right to purchase the 90 mining claims exclusive of the alluvial (placer) rights for US$1,000,000 subject to a sliding scale net smelter return royalty ranging from 1-2.5% reserved to Richardson. The Company may purchase one-half of the net smelter return royalty for US$1,000,000. After the Company has exercised its option to purchase the mining claims, the Company has the right to purchase a 100% undivided interest in the retained alluvial (placer) mineral rights at a purchase price is to be determined at the time of purchase based on fair market value.

Pursuant to an exploration and development option agreement, dated December 1, 1998 with Placer Dome U.S. Inc. ("Placer Dome"), the Company can earn a 100% interest in the additional claim group comprised of 122 Alaska State claims covering 4880 acres (1975 hectares) that adjoins the main Caribou lease area with Richardson. The Company may earn its 100% interest by expending total exploration and development costs of US$200,000 on the property prior to December 1, 2003, and paying for the property holding costs until December 1, 2003. Upon earning its 100% interest in the property, the Company will grant to Placer Dome a 5% net profits interest in the property. Subject to acquisition of a 100% interest, the Company is required to incur within 10 years an additional US$5,000,000 in exploration and development costs on the property to maintain its 100% interest. In the event that the Company incurs the additional expenditures of US$5,000,000, Placer Dome will have a period of 90 days to elect to convert its 5% net profits interest to a 51% participating interest by paying to the Company, an amount equal to the property expenditures incurred by the Company in excess of the initial US$200,000.

Three principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Company is currently pursuing joint venture opportunities on the project to complete additional target definition and eventual drill testing.

Yukon Early Stage Exploration Properties

On April 26, 1999, the Company acquired from Viceroy Resources Corporation ("Viceroy") Viceroy's interest in a package of four claim groups located in the Yukon Territory in consideration for $2,200,000 paid by way of the issuance of 3,400,000 common shares of the Company.

McQuesten, Yukon

The McQuesten Project is located along the west margin of the Keno Hill Mining District 40 kilometres (25 miles) northeast of Mayo, Yukon. The property is crossed by an all-weather highway and a high-voltage power transmission line. The property consists of 51 contiguous Yukon quartz mining claims covering 2600 acres (1066 hectares). The claims are in good standing with no required assessment work in 2002.

Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources, Ltd. and Miner River Resources, Ltd. (collectively "Eagle Plains") acquired the right to acquire a 100% interest in the McQuestern property subject to a 2% net smelter return royalty reserved to the original owner ("Underlying Option"). On October 1, 1997, Eagle Plains granted Viceroy the right to acquire a 70% interest in Eagle Plains' interest in the McQuesten property. Viceroy assigned this right to the Company on April 26, 1999. In order to acquire the 70% interest, the Company was required to incur expenditures on the property of $875,000 which it has completed. The Company is also required to complete all obligations pursuant to the Underlying Option and to complete a 10,000 foot drilling program on or before October 1, 2003. Upon earning its 70% interest, the Company and Eagle Plains will enter into a joint venture arrangement. The Underlying Option requires annual advance minimum royalty payments of $20,000 if production has not commenced by March 2003.

Further target definition work is planned for 2002. The company is currently pursuing joint venture opportunities on the project to complete the target definition and further drilling.

Sprogge, Yukon

The Sprogge property is located 175 kilometres (108 miles) north of the town of Watson Lake within the Tintina Gold Belt of the Yukon Territory. The property is adjacent to the Anglo Gold (Hudson Bay Mining) Hit property and consists of 278 Yukon quartz mining claims covering 14,359 acres (5810 hectares) accessible by Yukon Highway 10. The Sprogge property is held jointly by the Company and Newmont Mining Corporation ("Newmont"), formerly Battle Mountain Canada Ltd., pursuant to an option and joint venture agreement dated November 6, 1997, between Newmont and Viceroy which was assigned to the Company on April 26, 1999. This agreement provided that the Sprogge property was initially held 60% by the Company and 40% by Newmont. The Company is operator of the joint venture. The Company's interest in the property increases as it funds the ongoing exploration and development expenditures so long as its interest is greater than 50%. At November 30, 2001, the Company's interest in the property is 77.6% and Newmont has a 22.4% interest. The claims are in good standing with no required assessment work in 2002.

Four principal target areas have been identified on the property through surface sampling of rocks, soils and stream silts. An initial reconnaissance drill program was completed in 2000. The Company is currently pursuing joint venture opportunities on the project to complete additional target definition and further drill testing.

Harlan, Yukon

The Harlan property is located 150 kilometres north of the town of Ross River, within the Tintina Gold Belt and consists of 339 Yukon quartz mining claims covering 17,490 acres (7,098 hectares) which are 100% owned by the Company. The property is located 35 kilometres southeast of the Plata Airstrip and has winter road access from Yukon Highway 6, 60 kilometres to the southeast. The claims are in good standing with no required assessment work in 2002.

Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Company is currently pursuing joint venture opportunities on the project to complete additional target definition and initial drill testing.

Klondike, Yukon

The Klondike property is located 90 kilometres (56 miles) east of Dawson City within the Tintina Gold Belt of the Yukon Territory. The property is 30 kilometres (18 miles) east of the Viceroy Resource Brewery Creek Gold Mine and consists of 46 Yukon quartz mining claims covering 2375 acres (960 hectares). The property is 16 kilometres (9 miles) from the Yukon Consolidated Dam Road and has winter road access along the Klondike River. Pursuant to an agreement of purchase and sale dated September 7, 1999, the Company acquired a 100% interest in the Klondike group claims from Active Assets & Associates Inc. (formerly known as "Orinoco Gold Inc.") in consideration for the issuance of 150,000 common shares of the Company at a deemed price of $1.00 per share. The claims are in good standing with no required assessment work in 2002.

Two major target areas have been identified on the property through surface sampling of rocks, soils and stream silts. The Company is currently pursuing joint venture opportunities on the project to complete additional target definition and initial drill testing.

Other Properties

Murray Brook

The Murray Brook property is located in Restigouche County in northern New Brunswick, Canada, approximately 80 kilometres west of Bathurst. Access to the property is by good all-weather roads from Bathurst and then by logging roads. Water is plentiful and power is available 17 kilometres from the Murray Brook project.

The Company, through its wholly owned subsidiary, Murray Brook Resources Inc., operated the Murray Brook gold-silver mine from September 1989 to March 1991. Approximately 1.1 million tonnes of gossan were mined from an open pit and treated at a rate of 900 tonnes per day. The facility used an agglomeration vat-leaching process for gold and silver recovery. The leached ore tailings were rinsed and placed on an adjacent clay lined pad for storage and containment. A 50,000 tonne heap-leach demonstration project was later constructed at Murray Brook in 1992 to recover copper and zinc from ore located in a sulfide-rich zone occurring beneath the gossan. The operation was suspended in late 1992 and subsequent efforts to reactivate the project were not successful.

A corporate decision was made in September 1999 to undertake complete and final reclamation of the Murray Brook site. Jacques Whitford and Associates Ltd. were contracted to develop the final reclamation plan and to assist the Company in presenting the plan to the New Brunswick government for approval. The government approved the plan in January 2000 and complete reclamation of the site was successfully achieved in September 2000. Monthly water samples are being collected and tested as part of the environmental monitoring program in accordance with the environmental permit. The present obligation for environmental monitoring expires in December 2002.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Twelve Months Ended November 30, 2001, 2000 and 1999 – Consolidated Balance Sheet Data

	2001	2000	1999
	($)	($)	($)

Working capital	(2,396,969)	(2,555,245)	(1,434,250)
Current Assets	1,281,463	688,982	1,104,536
Land and gravel resource	1,761,175	1,910,904	3,788,288
Capital Assets	174,461	232,246	295,360
Mineral properties & related deferred costs	14,352,291	11,627,847	13,769,549
Total assets	17,960,369	14,819,907	20,188,629

Accounts payable and accrued liabilities	3,678,432	3,244,227	2,538,786
Bridge financing	-	-	1,001,573
Other current liabilities	270,134	200,000	200,000
Convertible debt instruments	1,217,156	3,144,636	2,574,500
Amount payable to Etruscan Resources Inc.	-	-	7,568,950
Provision for reclamation costs	1,496,215	1,583,687	2,855,992
Shareholder's Equity	11,298,432	6,647,357	3,448,828

Twelve Months Ended November 30, 2001, 2000 and 1999 – Consolidated Statement of Operations and Deficit Data

	2001	2000	1999
	($)	($)	($)

Land sales	2,167,102	2,213,551	1,647,454
Gravel sales	259,816	381,929	1,048,575
Gold production and royalties	115,271	79,131	325,551
Lease and rental revenue	144,083	114,112	110,244
Other	137,752	67,828	105,588
Total revenue	2,824,024	2,856,551	3,237,412
Net revenue	2,531,108	757,078	1,039,878

General and administrative expenses	1,254,261	726,569	532,807
Interest on amount payable to Etruscan Resources Inc.	-	298,378	422,904
Interest on convertible debt instruments	323,775	666,649	168,703
Murray Brook mine site maintenance	144,821	81,645	581,601
Professional fees	463,460	269,632	257,898
Wages and benefits	430,483	401,471	614,855
Write-down of mineral properties and related deferred costs
	564,727	3,043,703	830,631
Total expenses	3,181,527	5,488,047	3,409,399
Loss	(650,419)	(4,730,969)	(2,369,521)
Other income	156,031	7,437,300	45,644
Net (loss) income	(494,388)	2,706,331	(2,323,877)

Basic net earnings (loss) per share	(0.02)	0.13	(0.14)
Diluted net earnings (loss) per share	(0.02)	0.09	(0.14)

Quarterly Information

For the quarters ended – Consolidated Balance Sheet Data

	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 29,
	2001	2001	2001	2001	2000	2000	2000	2000
	($)	($)	($)	($)	($)	($)	($)	($)

Working capital	(2,396,969)	(1,043,383)	(1,961,634)	(2,674,982)	(2,555,245)	(2,653,208)	(1,920,144)	(1,775,830)
Current Assets	1,281,463	2,369,595	1,261,496	553,994	688,982	669,777	723,734	736,884
Land and gravel	1,761,175	1,836,175	1,837,009	1,877,622	1,910,904	1,964,214	2,054,214	3,788,288
resource
Capital Assets	174,461	172,023	190,540	211,361	232,246	248,519	268,960	270,304
Mineral properties
& related deferred	14,352,291	12,392,677	11,820,220	11,752,358	11,627,847	14,524,374	14,410,115	13,846,135
costs
Total assets	17,960,369	17,744,728	15,586,958	14,756,643	14,819,907	18,058,890	18,715,929	19,889,952
Accounts payable
and accrued	3,678,432	3,412,978	3,223,130	3,228,976	3,244,227	3,322,985	2,643,878	2,512,714
liabilities
Bridge financing	-	-	-	-	-	-	-	1,001,573
Other current	270,134	200,000	200,000	200,000	200,000	200,000	200,000	200,000
liabilities
Convertible debt
instruments	1,217,156	3,278,089	3,263,446	3,144,736	3,144,636	2,571,500	2,596,500	2,549,600
Amount payable to
Etruscan Resources	-	-	-	-	-	8,206,662	7,977,940	7,789,280
Inc.
Provision for
reclamation costs	1,496,215	1,544,438	1,557,819	1,569,858	1,583,687	1,594,610	2,703,121	2,855,992
Shareholder's Equity	11,298,432	9,309,223	7,342,563	6,613,073	6,647,357	2,163,133	2,594,490	2,980,793

For the quarters ended – Consolidated Statement of Operations and Deficit Data

	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 29,
	2001	2001	2001	2001	2000	2000	2000	2000
	($)	($)	($)	($)	($)	($)	($)	($)

Land sales	155,586	319,877	1,467,028	224,611	225,521	3,372	1,984,658	-
Gravel sales	155,997	103,819	-	-	290,854	33,872	-	57,203
Gold production and	(13,792)	113,301	21	15,741	43,907	13,754	2,165	19,305
royalties
Lease and rental	21,664	105,018	16,381	1,020	43,056	32,627	24,059	14,370
revenue
Other	90,888	33,161	10,721	2,982	48,923	13,298	5,188	419
Total revenue	410,343	675,176	1,494,151	244,354	652,261	96,923	2,016,070	91,297
Net revenue	262,063	646,333	1,407,760	214,952	429,103	66,842	169,836	91,297

General and
administrative	681,194	287,440	208,968	76,659	201,820	139,664	223,278	161,807
expenses
Interest on amount
payable to Etruscan	-	-	-	-	(156,710)	156,710	155,350	143,028
Resources Inc.
Interest on convertible
debt instruments	44,287	91,727	151,254	36,507	576,291	27,501	11,196	51,661
Murray Brook mine
site maintenance	131,839	(3,823)	1,315	15,490	10,468	19,223	11,482	40,472
Professional fees	137,372	85,002	205,183	35,903	125,197	38,985	37,553	67,897
Wages and benefits	109,698	120,709	115,400	84,676	72,208	116,116	118,680	94,467
Write-down of mineral
properties and related	564,727	-	-	-	3,043,703	-	-	-
deferred costs
Total expenses	1,669,117	581,055	682,120	249,235	3,872,977	498,199	557,539	559,332
Income (Loss)	(1,407,054)	65,278	725,640	(34,283)	(3,443,874)	(431,357)	(387,703)	(468,035)
Other income	156,031	-	-	-	7,437,300	-	-	-
Net (loss) income	(1,251,023)	65,278	725,640	(34,283)	3,993,426	(431,357)	(387,703)	(468,035)

Basic net earnings	(0.052)	0.003	0.03	(0.001)	0.07	(0.02)	(0.02)	(0.02)
(loss) per share

Dividend Record and Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended November 30,2001 and 2000.

General

The Company is a diversified natural resource company focused on the exploration and development of gold and construction aggregates in North America. The Company's operations during the past few years have focused on exploration opportunities in Alaska and the Yukon.

Results of Operations

Once again in 2001, the Company is pleased to have funded a substantial portion of its exploration and development activities through positive cash-flow generated from the Company's sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. In the current year, the Company's wholly owned subsidiary Alaska Gold Company ("Alaska Gold") generated revenues from land sales of $2,167,102 as compared to $2,213,551 in 2000. In 2001, Alaska Gold also generated gravel sales of $259,816 as compared to $381,929 in 2000. Placer gold production and royalties increased to $115,271 from $79,131 in 2000. Other revenue including property leases and building rentals totalled $281,835 in 2001 as compared to $181,940 in the prior year.

The Company had a net loss for the year ended November 30, 2001 of $494,388 or $0.02 per share as compared to a net income of $2,706,331 or $0.13 per share in 2000. The Company's net income in 2000 resulted primarily from a gain of $7,437,300 or $0.35 per share made on the settlement of an inter-corporate debt to Etruscan Resources Inc. ("Etruscan"). As part of the settlement of the debt in the amount of $8,000,539, the Company issued 2,000,000 common shares of the Company with an attributed value of $490,798 to Etruscan. The Company also transferred 1,880,209 common shares of Etruscan owned by the Company to an agent to be sold and the proceeds delivered to Etruscan. The attributed value of this transaction was $911,362.

The Company's general and administrative expenses increased to $1,254,261 in 2001 from $726,569 in 2000. This increase is largely attributable to the expanded exploration activities in Alaska at the Donlin Creek property, as well as an increase in corporate communications costs. The Company's interest on long-term debt, which is largely due to the interest accretion on convertible debt instruments, decreased from $666,649 to $323,775 in 2001. In 2001, the Company also recorded a gain of $231,031 on the write-off of accounts payable and contributed surplus of $266,694 associated with the repayment of the convertible debentures, partial repayment of the convertible royalty and the settlement of other commitments. As a result of the long-term debt settlement with Etruscan in 2000, there was no loan interest expense from Etruscan in 2001 compared to $298,378 in the prior year. Professional fees increased from $269,632 to $463,460. Wages and benefits increased slightly from $401,471 to $430,483. During 2001, the Company also incurred mine site maintenance expenditures of $144,821 at the reclaimed Murray Brook property in New Brunswick compared to $81,645 in 2000.

In 2001, the Company has written-off the accumulated mineral property acquisition and related deferred exploration costs of $564,727, or $0.02 per share, associated with the Sewell Brook property in New Brunswick. In 2000, the Company recorded a write-down of the accumulated mineral property costs for the California Lake property in New Brunswick, the Sawtooth property in Nevada and the Summit property in Mexico, and adjusted the Pine Cove property to its estimated net realizable value based on the disposition of the property to New Island Resources Inc. The write-downs recorded in 2000 totalled $3,043,703 or $0.14 per share.

Liquidity and Capital Resources

During the past two years, the Company has financed its acquisition and exploration of mineral properties and its ongoing operating costs from cash flow generated by Alaska Gold and from private placement issuance of shares. During the current year, the Company generated revenue of $2,824,024 to finance its operations. In 2000, the Company generated revenue of $2,856,551. In 2001, the Company issued 3,986,700 common shares for cash proceeds of $3,662,894. The Company also issued 2,468,220 common shares at an ascribed value of $1,874,925 upon the conversion of a Viceroy Resource Corporation (Viceroy) convertible debenture and the balance of $690,000 being retired with cash. The $2-million convertible debenture along with a $2-million bridge facility was arranged with Viceroy in 1999 for purposes of funding the acquisition of Alaska Gold. The bridge facility was retired in 2000 with payments totalling $1,001,573. The Company's working capital position as at November 30, 2001 was $(2,667,103) as compared to $(2,755,245) at the end of 2000.

In 2001, the Company paid $185,158 against the production royalty held by Mueller Industries Inc ("Mueller"). Subsequent to year-end the Company entered into an agreement with Mueller to settle the convertible royalty for US$750,000 by issuing 319,543 common shares of the Company. With this agreement, the Company is free of all long-term debt.

The Company incurred expenditures on the acquisition and exploration of mineral properties of $3,535,544 in 2001 and $1,373,225 in 2000. In 2001, the primary focus was on the Donlin Creek property in Alaska with expenditures totalling $3,277,487. In 2000, the Company's exploration activities were focused on the Rock Creek property in Alaska with expenditures aggregating $591,805. Also in 2000, the Company incurred $403,694 on the Sprogge property in the Yukon. A significant portion of the Sprogge project costs were funded under an agreement with Kennecott Exploration.

Subsequent to November 30, 2001, the Company engaged Salman Partners Inc. to act as lead agent in a syndicate including BMO Nesbitt Burns and Griffiths McBurny Inc. to market by way of private placement up to $20 million worth of units at a price of $3.50 per unit. Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at a price of $4.50 for a period of 18 months. The closing of the private placement is anticipated to occur on or about April 18, 2002. These funds are intended to accelerate the development of the Donlin Creek project and ensure the Company earns its 70% interest by the end of the year. The Company has also received subsequent to year-end proceeds from the exercise of stock options and warrants totalling $1,075,650.

Outlook

The Company is in advanced negotiations for the sale of a significant land package in conjunction with the expansion of the Nome airport. The Company also anticipates significant revenues to be generated in 2002 from ongoing sand-and-gravel sales including for the airport expansion and the Nome seaport expansion. The Company will continue to fund its operations in the upcoming year from these proceeds and from the private placement proceeds.

The Company plans to complete a Preliminary Feasibility Study on the Donlin Creek project by the end of 2002, as well as, continue with the permitting and engineering work which is necessary to advance the project to development. Upon completion of the preliminary feasibility the Company anticipates initiating a final Feasibility Study in 2003 to advance the project to a production decision. Also in 2002, the company expects to advance its million-ounce Shotgun property with the US$500,000 in required expenditures under an agreement with TNR Resources. Separately, TNR Resources will also fund a US$1,000,000 program in 2002 to advance the million-ounce Rock Creek project towards a development decision.

ITEM 6 MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "NRI".

ITEM 7 OFFICERS AND DIRECTORS

The management of the Company consists of four executive officers and seven directors. The table below provides the names and related information concerning each executive officer and director.

Name and Address	Present Position in the Company	Principal Occupation	Director Since
Pierre Besuchet Geneva, Switzerland	Director	Private money manager and administrator	1989
George Brack Vancouver, British Columbia(2)	Director	President of MacQuarrie, NorthAmerica Ltd.	2001
Angus G. MacIsaac Pictou County, Nova Scotia	Director	Private Businessman	1984
Gerald J. McConnell Kings County, Nova Scotia(1)	Director	President and Chief Executive Officer of Etruscan Resources Inc. (resource company)	1984
Cole MacFarland San Diego, California	Director	Retired Businessman	2001
Clynton Nauman Vancouver, British Columbia(1)(2)	Director	President and Chief Executive Officer of Viceroy Resource Corporation (resource company)	1999
Rick Van Nieuwenhuyse Los Gatos, California(1)(2)	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1999
Gregory S. Johnson Newcastle, Washington	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	-
Phillip St. George Hanover, New Mexico	Vice-President, Exploration	Vice-President, Exploration of the Company	-
Glenn A. Holmes Halifax County, Nova Scotia	Secretary/Treasurer	Secretary/Treasurer of the Company and Vice-President, Finance and Secretary/Treasurer of Etruscan Resources Inc. (resource company)	-

(1)	Member of the executive committee.
(2)	Member of the audit committee.
(3)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 3,544,611 (11.16%) of the common shares of the Company. This information was provided to the Company by the directors and officers as of March 31, 2002.

(4)	All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Pierre Besuchet

Mr. Besuchet is a private money manager and administrator residing in Geneva, Switzerland and is a director of a number of North American resource companies. He has held the positions of First Vice President of Credit Suisse, Geneva and First Vice President of Banque Romande - Banca della Svizzera italiana ("BSI") in Geneva, owned by Swiss Bank Corporation Group ("SBS") Basel. He is a director of Dar al-Maal al Islami ("DMI") SA, Indufina S.A., Lion Mining Corporation Ltd., Valor Invest Ltd. and Faisal Finance (Switzerland) SA, Geneva and a director and a Vice-President of Etruscan Resources Inc. Mr. Besuchet has played a key role in arranging various equity financings for the Company.

George Brack

Mr. Brack is the President of MacQuarrie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining MacQuarrie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the worldwide identification, evaluation and execution of strategic mergers and acquisitions.

Angus G. MacIsaac

Mr. MacIsaac is a private businessman and was the Secretary/Treasurer of the Company from December 1984 until May 1999. Mr. MacIsaac is also a director of Etruscan Resources Inc., which position he has held since June of 1990. From September 1982 to June 1987, Mr. MacIsaac was a director of PanEast Resources Inc., a publicly traded mineral exploration company. He has an extensive background in real estate development with over thirty years' experience in the area.

Gerald J. McConnell, Q.C.

From December 1984 to January 1998, Mr. McConnell held the position of President of the Company. From January 1998 to May 1999, Mr. McConnell held the positions of Chairman and Chief Executive Officer. Mr. McConnell is also the Chairman, President and Chief Executive Officer of Etruscan Resources Inc., of which he has also been a director since June 1990. Gerald McConnell was called to the Bar in the Province of Nova Scotia in 1971 and became a partner in the law firm of Patterson Palmer, Halifax Regional Municipality, Nova Scotia, in 1978. In 1987 Mr. McConnell took an indefinite leave of absence from the partnership in order to devote his attention to the Company and Etruscan Resources Inc.

Cole MacFarland

Mr. McFarland is a veteran of the mining industry with over 40 years of experience in the development of mines in the U.S., Canada, Mexico, Russia and the Philippines with extensive experience in Alaska. Mr. McFarland was formerly President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity he was responsible for the development of several U.S. mines for the company including the world-class Pipeline-Cortez Mining Complex - one of Placer Dome's flagship mines. Prior to his appointment as President of Placer Dome U.S., Mr. McFarland held a number of senior executive positions within the Placer Dome Group of companies. Mr. McFarland is currently the principal of McFarland and Associates, an exploration and mining consulting firm, and a director of Bema Gold.

Clynton R. Nauman

Mr. Nauman is President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May of 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Gregory S. Johnson, B.Sc. Honours

Mr. Johnson joined the Company in 1998. Prior to joining the Company Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995 as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980's Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and Africa. Mr. Johnson is responsible for the Company's acquisition initiatives, as well as, developing strategic joint venture opportunities for the Company.

Phillip St. George, B.Sc.

Mr. St. George joined the Company in 1998. Prior to joining the Company Mr. St. George was a senior geologist for Placer Dome in Alaska and Phelps Dodge at Chino Mines in New Mexico. Prior to this work, Mr. St. George worked for over 15 years with Cominco, primarily in Alaska, but also Pine Point Mine in the Northwest Territories. While at Cominco, Mr. St. George explored throughout Alaska and was credited with the discovery of the Pebble Copper Deposit calculated at 454MmT, 0.34% Cu and 0.41 g/t Au (500MT .34%Cu, .012 oz/t Au). Early work at Cominco encompassed the discovery hole, drill delineation and development of the world-class Red Dog Lead-Zinc mine. Mr. St. George also supervised permitting, engineering and other development issues in these projects. Mr. St. George is responsible for managing the day-to-day execution of the Company's advanced project exploration and development initiatives.

Glenn A. Holmes, CA

Mr. Holmes received his chartered accountant designation in 1988 and is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of Nova Scotia. Mr. Holmes was Corporate Controller for NovaGold from 1987 to 1997 and Vice President, Finance from 1997 to 1999. Since 1999 Mr. Holmes has acted as the Secretary Treasurer for the Corporation. Mr. Holmes holds a Bachelor of Commerce from Saint Mary's University in Halifax. Mr. Holmes is also Vice President, Finance and Secretary Treasurer for Etruscan Resources Inc., a TSE-listed junior resource company.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)	when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)
one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Auditors' Report

NovaGold Resources Inc.
an exploration stage company

Consolidated Financial Statements
November 30, 2001 and 2000

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.
(an exploration stage company)

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]	[signed: Glenn A. Holmes]
Rick Van Nieuwenhuyse	Glenn A. Holmes
President and Chief Executive	Officer Secretary Treasurer

April 8, 2002

Auditors’ Report

To the Shareholders of
NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. (an exploration stage company) as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
Canada
April 8, 2002

NovaGold Resources Inc.    14    Annual Report 2001

Consolidated Balance Sheets
As at November 30, 2001 and 2000

	2001	2000
	$	$
Assets
Current assets
Cash and cash equivalents	421,803	416,040
Amounts receivable	521,658	139,709
Amounts receivable from related party (note 13(e))	200,000	-
Inventory	11,372	91,103
Deposits and prepaid amounts	126,630	42,130
	1,281,463	688,982

Officer loan receivable (note 13(c))	241,005	253,691
Property, plant and equipment (note 3)	174,461	232,246
Investments (note 4)	44,876	4,876
Reclamation deposit	105,098	101,361
Land and gravel resource (note 5)	1,761,175	1,910,904
Mineral properties and related deferred costs (note 6)	14,352,291	11,627,847
	17,960,369	14,819,907

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,678,432	3,244,227
Accounts payable to related party (note 13(f))	70,134	-
Loan payable (note 7)	200,000	200,000
	3,948,566	3,444,227
Convertible debt instruments (note 8)	1,217,156	3,144,636
Provision for reclamation costs (note 9)	1,496,215	1,583,687
	6,661,937	8,172,550

Shareholders’ Equity
Capital stock (note 10)	74,393,683	69,099,614
Contributed surplus	266,694	-
Equity portion of convertible debt instruments (note 8)	484,700	900,000
Deficit	(63,846,645)	(63,352,257)
	11,298,432	6,647,357
	17,960,369	14,819,907
Nature of operations (note 1)
Commitments and contingencies (note 12)
Subsequent events (note 15)

Approved by the Board of Directors

[signed: Rick Van Nieuwenhuyse]	[signed: Gerald McConnell]
Director	Director

NovaGold Resources Inc.    15    Annual Report 2001

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2001 and 2000

	2001	2000
	$	$

Revenue
Land sales	2,167,102	2,213,551
Gravel sales	259,816	381,929
Gold production and royalties	115,271	79,131
Lease and rental revenue	144,083	114,112
Other	137,752	67,828
	2,824,024	2,856,551
Land cost	74,729	1,804,086
Property tax	143,187	220,387
Amortization of gravel quarries	75,000	75,000
	2,531,108	757,078
Expenses
General and administrative	1,254,261	726,569
Interest on amount payable to Etruscan Resources Incorporated (note 13(b))	-	298,378
Interest on convertible debt instruments	323,775	666,649
Murray Brook mine site maintenance	144,821	81,645
Professional fees	463,460	269,632
Wages and benefits	430,483	401,471
Write-down of mineral properties and related deferred costs	564,727	3,043,703

	3,181,527	5,488,047
	(650,419)	(4,730,969)
Other income (expense)
Write-off of accounts payable	231,031	-
Write-down of investments	(75,000)	-
Gain on debt settlement	-	6,598,379
Gain on disposition of investment	-	838,921
	156,031	7,437,300
(Loss) net earnings for the year (note 14)	(494,388)	2,706,331
Deficit - Beginning of year	(63,352,257)	(66,058,588)
Deficit - End of year	(63,846,645)	(63,352,257)

(Loss) earnings per share (note 11)
Basic	(0.02)	0.13
Diluted	(0.02)	0.09

NovaGold Resources Inc.    16    Annual Report 2001

Consolidated Statements of Cash Flows
For the years ended November 30, 2001 and 2000

	2001	2000
	$	$

Cash provided by (used in)
Operating activities
(Loss) net earnings for the year	(494,388)	2,706,331
Items not affecting cash
Foreign exchange loss	38,071	61,500
Amortization	232,654	1,959,794
Charges from Etruscan Resources Incorporated	-	133,211
Interest on reclamation deposit	(3,737)	-
Interest on advances from Etruscan Resources Incorporated	-	298,378
Write-down of mineral properties and related deferred costs	564,727	3,043,703
Gain on debt settlement	-	(6,598,379)
Gain on disposition of investment	-	(838,921)
Write-down of investments	75,000	-
Write-off of accounts payable	(231,031)	-
Issue of shares for settlement of commitments	123,544	-
Accretion of interest on convertible instruments	222,396	508,636
	527,236	1,274,253
Reclamation expenditures	(87,472)	(1,272,305)
Net change in non-cash working capital
(Increase) decrease in amounts receivable, deposits
and prepaid amounts	(704,520)	161,642
Decrease in inventory	79,731	367,308
Increase in accounts payable and accrued liabilities	1,089,707	705,441
	904,682	1,236,339

Financing activities

Repayment of convertible debenture	(690,030)	-
Repayment of convertible royalty	(185,158)	-
Directors loans	(270,000)	-
Proceeds from issuance of common shares	3,662,894	1,400
Proceeds from reclamation deposit	-	798,527
Repayment of bridge financing - net	-	(1,001,573)
	2,517,706	(201,646)
Investing activities
Acquisition of property, plant and equipment	(12,454)	(19,296)
Expenditures on mineral properties and related deferred costs - net	(3,404,171)	(902,001)
	(3,416,625)	(921,297)
Increase in cash and cash equivalents during the year	5,763	113,396
Cash and cash equivalents - Beginning of year	416,040	302,644
Cash and cash equivalents - End of year	421,803	416,040

Supplemental non-cash financing and investing activities (note 17)

NovaGold Resources Inc.    17    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

1. Nature of operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The company will periodically have to raise additional funds to complete exploration and development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. Subsequent to year-end, the company engaged Salman Partners Inc. to act as lead agent in a syndicate to market, by way of private placement, up to $20 million of units at a price of $3.50 per unit (note 15(b)). The company has ongoing sand and gravel resource revenues, intends to develop and sell a significant amount of its land in the Nome, Alaska area and plans to fund its operations and activities in the upcoming year from these proceeds, and the proceeds of the private placement.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc.

Revenue recognition and inventories

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the company’s land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold, if sold by the company, has transferred.

Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property. Other inventories are valued at the lower of average cost and net realizable value.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Property, plant and equipment

Property, plant and equipment is recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resource

Land is recorded at cost and at the time of acquisition cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense rateably over the year.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year which is estimated to approximate the useful life.

Mineral properties and related deferred costs

Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the units-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off. Any proceeds relating to these properties prior to commencement of production, including refundable mining taxes, are

NovaGold Resources Inc.    18    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

recorded as a reduction of the carrying value of the property when received. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. Costs applicable to properties abandoned or having no current value are charged to expense. The company has maintained title to certain properties that have been written off.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Income taxes

The company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising in translation are included in income or loss for the year, except for unrealized gains or losses on debt, which are deferred and amortized over the estimated remaining life of the debt.

Earnings per share

The company has adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share and requires the presentation of both basic and diluted earnings per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them. The new standard has been applied on a retroactive basis which has resulted in the restatement of the prior year’s diluted earnings per share.

Financial instruments

The fair values of the company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying values. The fair value of the company’s investments is disclosed in note 4.

Stock option plan

The company has a stock option plan which is described in note 10(c). No compensation expense is recognized when stock options are issued as the exercise price equals the market price of the common stock at the time of grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

3. Property, plant and equipment

			2001
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	793,206	654,134	139,072
Office furniture and equipment	148,464	113,075	35,389
	941,670	767,209	174,461

			2000
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	785,456	596,192	189,264
Office furniture and equipment	143,760	100,778	42,982
	929,216	696,970	232,246

NovaGold Resources Inc.    19    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

4. Investments

	2001	2000
	$	$

126,625 shares of Etruscan Resources Incorporated (Etruscan), at
cost. Quoted market value - $43,053 (2000 - $41,786)	4,875	4,875

1,000,000 shares of New Island Resources Inc., received in exchange for the company’s interest in the Pine Cove property.
Quoted market value - $40,000	40,000	-

600,000 shares of Electra Mining Consolidated,
recorded at nominal value	1	1
	44,876	4,876

The Province of New Brunswick holds the company’s shares of Etruscan pending the settlement of outstanding mining taxes aggregating $365,023 (2000 - $360,366).

5. Land and gravel resource

	2001	2000
	$	$

Land, Fairbanks, Alaska	51,576	51,576
Land, Nome, Alaska	1,494,656	1,569,385
Gravel resource, net of accumulated amortization of $525,000
(2000 - $ 450,000)	214,943	289,943
	1,761,175	1,910,904

NovaGold Resources Inc.    20    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

6. Mineral properties and related deferred costs
For the year ended November 30, 2001:

			Recovery,	(1)
	Balance -		disposal	(2)	Balance -
	November 30,		and		November 30,
	2000	Expenditures	write-down	(3)	2001
	$	$	$		$

Alaska, USA
Donlin Creek	-	3,277,487	-		3,277,487
Shotgun	4,270,949	-	-		4,270,949
Rock Creek	3,296,790	78,036	-		3,374,826
Caribou	669,315	65,892	-		735,207
North Donlin	83,760	-	-		83,760
Nome Gold Project	32,272	13,708	-		45,980

Yukon, Canada
German Creek	177,998	-	(101)	(1)	177,897
Harlan	697,911	1,705	(10,220)	(1)	689,396
McQuesten	726,823	91,814	(8,579)	(1)	810,058
Sprogge	887,763	2,075	(94,631)	(1)	795,207
Klondike	94,030	2,044	(5,314)	(1)	90,760
Other	509	2,783	(2,528)	(1)	764

Eastern Canada
Pine Cove, Nfld.	125,000	-	(125,000)	(2)	-
Sewell Brook, NB	564,727	-	(564,727)	(3)	-

	11,627,847	3,535,544	(811,100)		14,352,291

NovaGold Resources Inc.    21    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

6. Mineral properties and related deferred costs
For the year ended November 30, 2001:

	Balance -		Recovery	(1)	Balance -
	November 30,		and		November 30,
	1999	Expenditures	write-down	(2)	2000
	$	$	$		$

Alaska, USA
Shotgun	4,160,071	110,878	-		4,270,949
Rock Creek	2,768,891	591,805	(63,906)	(1)	3,296,790
Caribou	576,918	92,397	-		669,315
North Donlin	83,582	178	-		83,760
Other Alaska properties	48,473	2,474	(18,675)	(2)	32,272

Yukon, Canada
German Creek	180,176	460	(2,638)	(1)	177,998
Harlan	678,227	46,456	(26,772)	(1)	697,911
McQuesten	692,606	88,994	(54,777)	(1)	726,823
Sprogge	786,049	403,694	(301,980)	(1)	887,763
Klondike	90,875	24,154	(20,999)	(1)	94,030
Other Yukon properties	96,446	11,491	(107,428)	(1)	509

Eastern Canada
Pine Cove, Nfld.	1,943,639	-	(1,818,639)	(2)	125,000
Sewell Brook, NB	564,727	-	-		564,727
California Lake, NB	405,998	-	(405,998)	(2)	-
Other, NB	25,702	-	(25,702)	(2)	-

Other
New Mexico and Nevada	667,169	244	(667,413)	(2)	-

	13,769,549	1,373,225	(3,514,927)		11,627,847

NovaGold Resources Inc.    22    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

a)

Carrying value of mineral properties

The company's recorded amount of its mineral properties is accumulated based upon costs incurred to date. This approach to recording mineral properties is consistent with industry standards and the company believes that this represents its best estimate of the appropriate carrying amount for each property. The economic feasibility of each property is assessed regularly by management based upon current geological exploration and results thereof, independent geological reports, surrounding exploration and development activities, and the availability of funding. When a property is deemed economically unfeasible, the cost thereof is written off.

b)

Donlin Creek, Alaska

On July 14, 2001, the company signed an Agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek Gold Deposit located in southwestern Alaska.

Under the terms of the Agreement, the company may earn a 70% interest in the project, by expending US$10,000,000 over a ten-year period from the date of the Agreement. The company will be the manager and operator. Upon vesting by the company, a joint venture between the company and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options:

	i)	to remain at 30% interest and participate as a minority partner;
	ii)	to convert to a 5% net profits interest (NPI)
iii)
to exercise a back-in right to reacquire a majority interest in the project (70% Placer Dome/30% the company) by expending three times that expended by the company at the time the back-in is exercised, conduct a feasibility study, and make a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five-year period from the exercise of the back-in. The company would contribute its share of costs after Placer Dome has expended three times the company’s initial earn-in expenditure.

c)

Shotgun, Alaska

In 1998, the company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in Southwest Alaska at a cost of US$900,000. On July 2, 1998, the company entered into a letter of agreement for a joint venture on the exploration and development of the Shotgun group of claims with Teck Cominco Limited (Teck Cominco), owner of a 51% interest in the claims. On June 21, 2001, the company acquired a 100% interest in the Shotgun group of claims from Teck Cominco. Teck Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the company.

On February 18, 2002, the company entered into a letter of agreement with TNR Resources (TNR) where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3,000,000 on exploration by December 2005 to advance the project towards a production decision. TNR must complete exploration expenditures of US$500,000 in 2002, US$750,000 in 2003, US$750,000 in 2004, and US$1,000,000 in 2005 and issue 250,000 TNR shares to the company each year of the option. TNR can earn an additional 20% by expending an additional US$6,000,000 by December 2008 with a US$2,000,000 annual work commitment, at which time the company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8,000,000 on project development within three years. If the company elects to exercise its one-time back-in option, TNR will issue an additional CAD$1,000,000 worth of shares to the company.

d)

Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the company increased its land position by entering into a five-year sublease from the Bering Straits Native Corporation, Golden Glacier Inc. The agreement calls for annual property payments ranging from US$15,000 to US$25,000 and annual work commitments ranging from US$50,000 to US$150,000. This land package contains two known areas of interest - Rock Creek and the Nome Gold Project.

On February 18, 2002, the company entered into a letter of agreement with TNR where TNR could earn up to a 49.9% interest in a joint venture on the Rock Creek Project by investing US$10,000,000 by December 2004 to put the project into production (US$1,000,000 through December 2002, then US$3,000,000 by December 2003 and US$6,000,000 by December 2004). After the earn-in, the company and TNR would contribute to or dilute their percentage according to a straight-line formula. Upon signing of this agreement and regulatory approval, TNR will issue 500,000 shares to the company.

e)

Nome Gold Project

The company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

The company is currently reviewing options for a sand and gravel aggregate operation producing co-product gold. An independent preliminary assessment has been commissioned to study the potential capital, operating costs and transportation costs for pro-

NovaGold Resources Inc.    23    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

ducing sand and gravel products in Nome and shipping them to markets in Seattle, San Francisco, Los Angeles, San Diego, Hawaii and Japan.

f)

Caribou and North Donlin, Alaska

Pursuant to Exploration and Development Option agreements dated December 1, 1998 with Placer Dome US Inc. (PDUS), the company can earn a 100% interest in the North Donlin and certain of the Caribou properties by expending total exploration and development costs of US$200,000 on each property prior to December 1, 2003. Upon earning its 100% interest in either of the properties, the company shall grant to PDUS a 5% net profits interest in the property.

The company is then required to incur within 10 years an additional US$5,000,000 in exploration and development costs on each property to maintain its 100% interest. In the event that the company incurs the additional expenditures of US$5,000,000, PDUS shall have a period of 90 days to elect to convert its 5% net profits interest to a 51% ownership interest by paying to the company an amount equal to the property expenditures incurred by the company in excess of the initial US$200,000.

g)

Yukon properties

On April 26, 1999, the company acquired from Viceroy Resources Corporation (Viceroy) title to certain Yukon mineral properties and assumed Viceroy’s position on the option agreement on the McQuesten property and the option/joint venture agreement on the Sprogge property in exchange for the issuance of 3,400,000 common shares. The value attributed to these common shares, based on the market value at the date of issue, is $2,200,000. This purchase price has been allocated, based on management estimates of relative values at the time of acquisition, to the four primary properties acquired, being German Creek, Harlan, McQuesten and Sprogge.

McQuesten, Yukon

The company acquired Viceroy’s 70% option in the McQuesten property as outlined in an option agreement with Eagle Plains Resources Ltd. and Miner River Resources Ltd. This agreement allows the company to earn a 70% interest in the property by expending $875,000 on the property, which the company has completed. The company is also required to make all annual property payments to the underlying property owner, which it has done, and to complete a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The company must make minimum annual royalty payments in the amount of $20,000 commencing in 2003.

Sprogge, Yukon

The company has assumed Viceroy’s interest in a option/joint venture agreement with Battle Mountain Canada Ltd. (Battle Mountain). This agreement provides the company with a 60% interest in the property. Under the terms of the agreement, the company has been designated as the operator with respect to exploration programs for the property. The company’s interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2001, the company’s interest in the property is 77.6% and Battle Mountain has a 22.4% interest.

h)

Klondike, Yukon

On October 6, 1999, the company acquired a 100% interest in the Klondike group of claims located in the Yukon Territory from Active Assets & Associates Inc. (formerly known as "Orinoco Gold Inc.") for 150,000 common shares of the company at a deemed price of $1.00 per share.

i)

Pine Cove, Newfoundland

During the year ended November 31, 2001, the company assigned its mineral property holdings at Pine Cove, Newfoundland to New Island Resources Inc. (New Island) in exchange for 1,000,000 common shares of New Island and $10,000 in cash. During the year ended November 30, 2000, the company wrote down its Pine Cove mineral property holdings to estimated net realizable value, in anticipation of the assignment, based on the ten day average closing price of New Island shares at March 7, 2001.

NovaGold Resources Inc.    24    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

7. Loan payable

The loan is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the company. The loan was repayable in 1993; however no payments have been made on this loan. As at November 30, 2001, the company has accrued $330,363 (2000 - $285,069) of interest payable in respect of this loan which is included in the balance of accounts payable and accrued liabilities.

8. Convertible debt Instruments

	2001			2000

	Convertible	Convertible	Convertible
	royalty	debenture	royalty	Net
	$	$	$	$

Convertible debt instruments	1,386,085	2,000,000	1,536,000	3,536,000
Equity portion of
convertible
debt instruments	484,700	350,000	550,000	900,000

	901,385	1,650,000	986,000	2,636,000
Interest accretion	315,771	279,617	229,019	508,636

Debt portion of
convertible
debt instruments	1,217,156	1,929,617	1,215,019	3,144,636

NovaGold Resources Inc.    25    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the consolidated statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability element already calculated.

a)

Convertible debenture

The convertible debenture had an original maturity date of April 21, 2001, bore interest at the Royal Bank of Canada prime rate, and was convertible into shares of the company at a price of $0.66 per share.

The shares of Alaska Gold and a first charge against certain assets were pledged as security for the debt. During the year ended November 30, 2001, the maturity date of the convertible debenture was extended to July 31, 2001. On September 18, 2001, the holder of the convertible debenture exercised its option to convert the convertible debenture plus accrued interest totalling $2,319,055.

Accordingly, the company issued 2,468,220 common shares in settlement of $1,629,025 of the debt and paid the remaining $690,030 in cash. This transaction also resulted in the reclassification of $245,900 of the equity portion of the convertible debt to share capital and the recognition of $104,100 of contributed surplus. As a result, the common shares issued on conversion of the convertible debenture have an ascribed value of $1,874,925.

b)

Convertible royalty payable

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1,000,000. The company also agreed to make minimum advance royalty payments of US$333,333 on the second, third and fourth anniversaries of the acquisition. Mueller has the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. The company has not made the minimum advance royalty payments required by the agreement.

On May 18, 2001, the agreement was amended to allow for postponement of any notice of default under the agreement in consideration that Mueller will receive, in cash, one-half of the proceeds of each sale of Nome, Alaska real estate against the net proceeds royalty fee. For the year ended November 30, 2001, the company has made cash payments totalling $185,158 (US$118,715) (2000 - $nil (US$nil)) to Mueller pursuant to the amended agreement. These cash payments have resulted in a $65,300 reduction of the equity portion of the convertible debt instrument and the recognition of $65,300 of contributed surplus (note 15(a)).

9. Provision for reclamation costs

	2001	2000
	$	$

Murray Brook site	53,123	140,595
Alaska Gold Company	1,443,092	1,443,092

	1,496,215	1,583,687

a)

Murray Brook site

During 2000, the company commenced its reclamation of the Murray Brook mine site. As at November 30, 2001, the company has charged $1,359,779 of reclamation costs against the provision. Portions of the company’s reclamation expenditures were funded by its reclamation deposit with the Province of New Brunswick. As at November 30, 2001, the company had reclamation deposits with the Province totalling $105,098 (2000 -$101,361). It is management’s estimation that the remaining provision of $53,123 adequately provides for future reclamation costs of the site.

b)

Alaska Gold Company

A provision in the amount $1,443,092 has been recorded for the future reclamation of the company’s land holdings in the Nome and Fairbanks areas of Alaska. This amount has been recorded in the accounts of Alaska Gold prior to the company’s acquisition of Alaska Gold. The provision was determined by internal cost estimates of the prior owners of Alaska Gold. It is management’s estimation that any future liability for reclamation which would currently be required has been fully provided for with this provision.

c)

Reclamation costs for other mineral properties

In recent years, the company's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

NovaGold Resources Inc.    26    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

10. Capital Stock

Authorized

     100,000,000 common shares without nominal or par value
     10,000,000 preferred shares issuable in one or more series

Issuance of common stock
	Number of shares	Ascribed value
	$	$

Balance at November 30, 1999	21,332,762	68,607,416
Issued in 2000
For cash pursuant to option agreements ((c) below)	4,000	1,400

	21,336,762	68,608,816
Issued pursuant to debt settlement agreement (note 13(a))	2,000,000	490,798

Balance at November 30, 2000	23,336,762	69,099,614
Issued in 2001
For cash pursuant to private placements ((a) below)	3,385,500	3,200,759
For cash pursuant to option agreements ((c) below)	601,200	462,135
For conversion of debenture (note 8(a))	2,468,220	1,874,925
In settlement of commitments ((d) below)	175,000	26,250
Common stock pledged as loan security (note 13(d))	-	(270,000)

Balance at November 30, 2001	29,966,682	74,393,683

a)	During the year ended November 30, 2001, the company issued common stock pursuant to private placements as follows:

i)
On August 27, 2001, the company issued 2,355,500 units at $0.80 per unit for proceeds of $1,874,759, net of share issuance costs of $9,641; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.00 on or before August 27, 2002.

ii)

On September 18, 2001, the company issued 730,000 units at $1.20 per unit for proceeds of $876,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.50 on or before September 18, 2002.

iii)
On September 18, 2001, the company issued 300,000 units at $1.50 per unit for proceeds of $450,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $2.00 on or before September 18, 2003.

NovaGold Resources Inc.    27    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

b)	Share purchase warrants A summary of the company’s share purchase warrants at November 30, 2001 and 2000, and the changes for the years then ended, is presented below:

		2001		2000
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Balance outstanding -
Beginning of year	629,028	0.90	3,310,269	1.29
Granted	1,692,750	1.20	-	-
Cancelled/expired	(629,028)	0.90	(2,681,241)	1.38

Balance outstanding -
End of year	1,692,750	1.20	629,028	0.90

Share purchase warrants outstanding at November 30, 2001:

Number of shares	Exercise price	Expiry date
	$
1,177,750	1.00	August 27, 2002
365,000	1.50	September 18, 2002
150,000	2.00	September 18, 2003

1,692,750

Subsequent to November 30, 2001, 300,000 share purchase warrants were exercised at $1.00 for proceeds of $300,000 to the company.

c)

Stock options

The company has a stock option plan providing for the issuance of up to 4,500,000 options, whereby the company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

NovaGold Resources Inc.    28    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

A summary of the company’s stock option plan at November 30, 2001 and 2000, and changes during the years ended on those dates, is as follows:

		2001		2000
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance -
Beginning of year	3,035,500	0.84	2,640,000	0.85
Granted during the year	1,460,000	0.74	405,000	0.73
Exercised during the year	(601,200)	0.77	(4,000)	0.35
Cancelled during the year	(131,500)	0.98	(5,500)	1.00

Balance - End of year	3,762,800	0.80	3,035,500	0.84

During the year ended November 30, 2001, the company has also committed to issue 610,000 stock options, exercisable at $1.78 and expiring in ten years. The issuance of these stock options is subject to regulatory and shareholder approval.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2001:

		Weighted
	Number	average
	outstanding	remaining	Weighted
	and	contractual	average
	exercisable	life	exercise price

Range of prices		(years)
$			$

0.35 - 0.82	2,179,500	8.82	0.62
1.00	1,543,300	5.65	1.00
1.99	40,000	9.88	1.99

	3,762,800	7.85	0.79

Subsequent to November 30, 2001, 1,137,800 stock options were exercised at prices ranging from $0.35 to $1.00 for proceeds of $775,165 to the company.

d)

Shares held by a subsidiary

A wholly-owned subsidiary company holds 49,396 (2000 - 224,396) of the common shares of the company which are valued at $0.15 per share. During the year, 175,000 of the shares were transferred to a third party for the settlement of commitments totalling $123,544 resulting in the recognition of contributed surplus of $97,294. The balance of these shares is eliminated on consolidation.

NovaGold Resources Inc.    29    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

11. (Loss) earnings per share

Basic (loss) earnings per share is calculated on (loss) net earnings available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method.

	2001	2000
	$	$

Basic
(Loss) net earning available to common shareholders	(494,388)	2,706,331
Weighted average number of shares	24,790,510	21,335,666
Basic (loss) earnings per share	(0.02)	0.13

Diluted
Incremental shares	-	10,240,000
Adjusted weighted average number of shares	24,790,510	31,574,666
Diluted (loss) earnings per share	(0.02)	0.09

For the year ended November 30, 2000, options, warrants and convertible instruments to purchase 6,932,631 common shares outstanding at year end were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

For the year ended November 30, 2001, diluted loss per share is the same as basic loss per share as the exercise of dilutive convertible securities would be anti-dilutive.

NovaGold Resources Inc.    30    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

12. Commitments and contingencies

a)	Legal actions

i)
During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the company and Murray Brook Resources Inc. seeking $881,627 plus interest and general damages. The company filed a counterclaim for damages. The trial commenced in November 2000 and was adjourned to allow the plaintiff to call an additional witness and to allow for the filing of post-trial written submissions. The company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the company.

ii)
The company’s subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold is appealing this initial judgement to the Alaska Supreme Court and subsequent to the year end, posted a bond of US$105,000 with the Alaska Courts in connection with this appeal. The company believes it has made an appropriate accrual in the accounts for the resolution of this issue.

b)

Royalty agreements

The company has royalty agreements on certain mineral properties entitling the vendor of the property to a net smelter return royalty or net profits royalty, ranging from 3% to 7% commencing when the properties enter commercial production.

c)

Executive employment arrangement

The company has an employment arrangement with the President and Chief Executive Officer of the company which provides that in the event of a sale of substantially all the assets of the company or a change of control of the company by virtue of a takeover bid, as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then such officer may elect to terminate his employment with the company, in which event the company is required to pay to such officer a lump sum payment equal to three times his annual salary (note 13(c)).

NovaGold Resources Inc.    31    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

13. Related party transactions

a)

Debt settlement agreement with Etruscan

During the year ended November 30, 2000, the company entered a debt settlement agreement with Etruscan whereby the company agreed to issue 2,000,000 common shares and transfer 1,880,209 of the common shares of Etruscan held by the company to an agent of Etruscan in lieu of the payment of the intercompany debt in the amount of $8,000,539 owing by the company to Etruscan.

The transaction has been accounted for as follows:

$

Issuance of 2,000,000 common shares recorded
at the three-month average closing price
for the period ended November 30, 2000	490,798

Transfer of 1,880,209 of its shares in Etruscan
to an agent to be sold with the proceeds to be
delivered to Etruscan. The disposal of shares
has been recorded at the six-month average
closing price for the period ended
November 30, 2000	911,362

Gain on debt settlement	6,598,379

8,000,539

The shares issued and transferred are non-cash transactions and have been excluded from the consolidated statement of cash flows.

b)	Interest on amount payable to Etruscan During the year, the company incurred interest expense of $nil (2000 - $298,378) on the amount payable to Etruscan.

c)

Officer loan receivable

A loan receivable in the amount of $253,691 (US$165,454) (2000 - $266,377 (US$173,728)) was granted in connection with an employment agreement and is due from an officer and director of the company. The loan is unsecured, non-interest bearing and forgiveable at the rate of $12,686 (US$8,274) per year. Accordingly, $12,686 (2000 - $12,686) representing the current portion of the loan has been included in amounts receivable.

d)

Amounts receivable from directors

Amounts receivable from directors comprise $135,000 (2000 -$nil) due from each of two directors of the company, with interest calculated at Royal Bank of Canada prime rate plus 2%. The parties have agreed that the loans will each be collateralized by a pledge of 100,000 common shares of the company, and are payable on demand but not later than May 30, 2002. As the amounts receivable are collateralized by common shares of the company, the receivable of $270,000 (2000 - $nil) has been shown as a reduction of the company’s outstanding capital stock (note 10).

e)

Loan to Etruscan

Etruscan has directors in common with the company. At November 30, 2001, the company has $200,000 (2000 - $nil) owing from Etruscan bearing interest at Royal Bank of Canada prime plus 2%. The parties have agreed that the loan is to be collateralized by Etruscan’s pledge of 100,000 shares of the company and is repayable on demand, but not later than May 30, 2002.

f)	Accounts payable to related party Accounts payable to related party represents $70,134 (2000 -$nil) for management and other services provided to the company by Etruscan at market rates.

NovaGold Resources Inc.    32    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

14. Income Taxes

During the year ended November 30, 2001, the company had a net loss of $494,388 (2000 - net earnings of $2,706,331). The tax on the company’s income for the year ended November 30, 2000 was reduced to $nil primarily through the recognition of previously unrecognized loss carryforward benefits, resulting in no income taxes payable for the year ended November 30, 2000.

The company has non-capital loss carryforwards of approximately CAD$8,490,000 and US$54,091,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

Expiry date	Canada	United States
	$	US $

2002	-	4,202,000
2003	600,000	4,593,000
2004	2,300,000	3,804,000
2005	900,000	1,596,000
2006	2,500,000	1,685,000
2007	1,400,000	1,483,000
2008	790,000	1,532,000
Thereafter	-	35,196,000

	8,490,000	54,091,000

In addition, the company has incurred resource expenditures of approximately $17,900,000 (2000 - $16,300,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The potential tax benefits of these items have not been recognized as realization is not considered more likely than not.

15. Subsequent events

a)

Convertible royalty payable

Subsequent to November 30, 2001, the company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 by issuance of 319,543 common shares of the company.

b)

Financing

Subsequent to November 30, 2001, the company engaged Salman Partners Inc. to act as lead agent in a syndicate including BMO Nesbitt Burns and Griffiths McBurny Inc. to market by way of private placement up to $20 million of units at a price of $3.50 per unit. Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the company at a price of $4.50 for a period of 18 months. The closing of the private placement is planned to occur on or about April 18, 2002.

NovaGold Resources Inc.    33    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

16. Segmented information

The company’s operating segments include the exploitation of the company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

				2001				2000

		Land and				Land and
	Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$

Revenue	-	2,686,272	137,752	2,824,024	-	2,788,723	67,828	2,856,551

Expenses	709,548	292,916	20,333	1,022,797	3,125,348	2,099,473	-	5,224,821

Segment
earnings
(loss)	(709,548)	2,393,356	117,419	1,801,227	(3,125,348)	689,250	67,828	(2,368,270)

Unallocated
expenses				(2,451,646)				(2,362,699)

Unallocated
other income				156,031				7,437,300

(Loss) net
earnings for
the year				(494,388)				2,706,331

Segment
assets	14,352,291	1,761,175	-	16,113,466	11,627,847	1,910,904	-	13,538,751

Unallocated
assets				1,846,903				1,281,156

Total assets				17,960,369				14,819,907

Capital
expenditures	3,547,998	-	-	3,547,998	1,392,521	-	-	1,392,521

NovaGold Resources Inc.    34    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

The company’s geographic segments are as follows:

		2001		2000

		Land and		Land and
		gravel		gravel
		quarries and		quarries and
		mineral		mineral
	Revenue	properties	Revenue	properties
	$	$	$	$

United States	2,807,292	13,549,384	2,850,454	10,263,990
Canada	16,732	2,564,082	6,097	3,274,761

	2,824,024	16,113,466	2,856,551	13,538,751

17. Supplemental non-cash financing and investing activities

	2001	2000
	$	$

Disposal of Pine Cove mineral property for shares of
New Island Resources Inc.	(115,000)	-

Issuance of capital stock on partial settlement of
convertible debenture	1,874,925	-

Issuance of capital stock pursuant to debt settlement agreement	-	490,798

Transfer of Etruscan shares pursuant to debt settlement agreement	-	911,362

NovaGold Resources Inc.    35    Annual Report 2001

Corporate Information

Officers	Stock Listing

Rick Van Nieuwenhuyse, M. Sc.	Toronto Stock Exchange
President & CEO	(Trading Symbol: NRI)

Greg S. Johnson, B. Sc. Honors	US Over-the-Counter
Vice President, Corporate Development	(Trading Symbol: NVGLF)

Phil St. George, B.Sc.
Vice President, Exploration

Glenn Holmes, C.A.
Secretary-Treasurer

Directors

Pierre Besuchet
Geneva, Switzerland

George Brack
Vancouver, British Columbia

Angus MacIsaac
Dartmouth, Nova Scotia
Headquarters
Gerald McConnell
Darmouth, Nova Scotia	127 Via de Tesoros
Los Gatos, California
Cole McFarland	USA 95030
San Diego, California	Tel: (408) 395 1169
Fax: (408) 354 6252
Clynton Nauman	info@novagold.net
Vancouver, British Columbia	Website: http://www.novagold.net

Rick Van Nieuwenhuyse	Toronto Office
Los Gatos, California
12th Floor
Auditors	20 Toronto Street
Toronto, Ontario
PricewaterhouseCoopers LLP	Canada M5C 2B8
Vancouver, British Columbia	Tony Hayes, C.F.A. Investor Relations
Tel: (416) 368 0882
Legal Counsel	Fax: (416) 367 3638
Tony.Hayes@NovaGold.net
Patterson Palmer
Halifax, Nova Scotia	Toll-free within the United States and Canada
1 (866) 243 1059
Registrar and Transfer Agent
Home Operations
ComputerShare Trust Company
Halifax, Nova Scotia	P.O. Box 640
Nome, Alaska 99762-0640
Bankers	Mitch Erickson
Lands and Operations Manager
The Toronto Dominion Bank	Tel: (907) 443 5272
Royal Bank of Canada	Fax: (907) 443 5274
Halifax, Nova Scotia	Mitch.Erickson@NovaGold.net

NovaGold Resources Inc.    36    Annual Report 2001